Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

By and Among

LBW HOLDINGS, INC.,

LBW ACQUISITION, INC.

and

SCHOOL SPECIALTY, INC.

Dated as of May 31, 2005

TABLE OF CONTENTS

ARTICLE I THE MERGER		2

1.01	The Merger	2

1.02	Closing	2

1.03	Effective Time	2

1.04	Effect of the Merger; Further Actions	2

1.05	Articles of Incorporation; Bylaws	2

1.06	Directors and Officers	3

ARTICLE II CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES		3

2.01	Conversion of Securities	3

2.02	Exchange of Certificates	4

2.03	Stock Transfer Books	6

2.04	Company Stock Options	6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		7

3.01	Organization and Qualification	7

3.02	Authority to Execute and Perform Agreement	8

3.03	Capitalization and Title to Shares	8

3.04	Subsidiaries	10

3.05	No Conflict; Required Filings and Consents	11

3.06	Compliance with Laws	12

3.07	Company SEC Reports	13

3.08	Financial Statements; Debt	14

3.09	Absence of Undisclosed Liabilities	15

3.10	Absence of Adverse Changes	15

3.11	Actions and Proceedings	16

3.12	Employee Benefit Plans	16

3.13	Tax Matters	19

3.14	Employee Relations	20

3.15	Property and Assets	21

3.16	Intellectual Property	22

3.17	Environmental and Safety Laws	24

3.18	Material Contracts	25

3.19	Insurance	27

3.20	Board Approvals	27

3.21	Interested Party Transactions	28

3.22	Financial Advisor; Transaction Fees	28

3.23	Commercial Relationships	28

3.24	Banking Facilities	29

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB		29

4.01	Organization and Qualification; Subsidiaries	29

4.02	Authority Relative to this Agreement	29

4.03	No Conflict; Required Filings and Consents	29

4.04	Brokers	30

4.05	Financing	30

4.06	Absence of Litigation	31

4.07	Operations of Buyer and Merger Sub	31

4.08	Ownership of Company Common Stock	31

ARTICLE V COVENANTS AND AGREEMENTS		32

5.01	Conduct of Business	32

5.02	Corporate Examinations and Investigations	36

5.03	Further Action; Consents; Filings	36

5.04	Preparation of Proxy Statement; Shareholders Meeting	37

5.05	Public Announcements	39

5.06	No Solicitation	40

5.07	Notification of Certain Matters	43

5.08	Employee Matters	43

5.09	Indemnification	44

5.10	Certain Actions and Proceedings	45

5.11	Financing	46

5.12	Solvency Letter	47

5.13	Resignations	47

5.14	Financial Information	48

ARTICLE VI CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY TO CONSUMMATE THE MERGER		48

6.01	Shareholder Approval	48

6.02	Absence of Order	48

6.03	Regulatory Approvals	48

6.04	HSR Act	48

6.05	Solvency Letter	49

ARTICLE VII CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER AND MERGER SUB TO CONSUMMATE THE MERGER		49

7.01	Representations, Warranties and Covenants	49

7.02	Financing	50

7.03	Pending Litigation	50

ARTICLE VIII CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO CONSUMMATE THE MERGER		50

8.01	Representations, Warranties and Covenants	50

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER		51

9.01	Termination	51

9.02	Effect of Termination	52

9.03	Fees and Expenses	52

ARTICLE X MISCELLANEOUS		55

10.01	No Survival	55

10.02	Notices	55

10.03	Entire Agreement	56

10.04	Governing Law	57

10.05	Binding Effect; No Assignment; No Third-Party Beneficiaries	57

10.06	Amendments and Waivers	57

10.07	Schedules; Listed Documents, etc.	57

10.08	Construction	58

10.09	Certain Definitions	58

10.10	Section Headings	59

10.11	Counterparts	59

10.12	Severability	59

10.13	Jurisdiction; Venue; Service of Process	59

10.14	Specific Performance	60

10.15	Waiver of Jury Trial	60

EXHIBIT

Exhibit A	Surviving Corporation Articles of Incorporation

TABLE OF DEFINED TERMS

Defined Terms	Section
Action	Section 10.09(a)
Acquisition Proposal	Section 5.06(e)
Affiliate	Section 10.09(b)
Agreement	Preamble
Assets	Section 3.15
Business	Section 3.16(b)
Buyer	Preamble
Buyer Disclosure Schedule	Article IV
Buyer Material Adverse Effect	Section 4.01
Certificate of Merger	Section 1.03
Certificates	Section 2.02(b)
Change of Recommendation	Section 5.06(c)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 3.12(a)
Commitment Letters	Section 4.05
Company	Preamble
Company 10-K	Section 3.07(a)
Company 10-Qs	Section 3.08(a)
Company Balance Sheet	Section 3.09
Company Board	Preamble
Company Board Recommendation	Section 3.20(a)
Company Common Stock	Preamble
Company Disclosure Schedule	Article III
Company Material Adverse Effect	Section 3.01(a)
Company Options	Section 2.04(a)
Company Preferred Stock	Section 3.03(d)
Company SEC Reports	Section 3.07(a)
Company Shareholders’ Meeting	Section 5.04(b)
Company Stock Option Plans	Section 2.04(a)
Company Technology	Section 3.16(h)
Confidentiality Agreement	Section 5.06(a)
Consent	Section 3.05(b)
Contract	Section 3.05(a)
control	Section 10.09(c)
Convertible Notes	Section 3.03(c)
Credit Agreement	Section 3.08(b)
Damages	Section 7.01
Debt Commitment Letter	Section 4.05
Debt Financing	Section 4.05
DGCL	Section 1.01
DOJ	Section 5.03(b)
Effective Time	Section 1.03

Defined Terms	Section
Employee	Section 5.08
Employee Plan	Section 10.09(d)
Encumbrance	Section 10.09(e)
Environmental Laws	Section 3.17(b)
Equity Commitment Letter	Section 4.05
Equity Financing	Section 4.05
ERISA	Section 10.09(f)
ERISA Affiliate	Section 3.12(c)
Expenses	Section 9.03(a)
Exchange Act	Section 3.06(c)(i)
Exchange Fund	Section 2.02(a)
FASB	Section 5.01(b)(xii)
Financing	Section 4.05
Foreign Benefit Plan	Section 3.12(j)
FTC	Section 5.03(b)
GAAP	Section 3.08(a)
Governmental Authority	Section 2.02(d)
Hazardous Substance	Section 3.17(a)
HSR Act	Section 3.05(b)
Indemnified Parties	Section 5.09(a)
Intellectual Property	Section 3.16(h)
internal controls	Section 3.06(c)(ii)
IRS	Section 3.12(a)
Judgment	Section 3.05(a)
knowledge of the Buyer	Section 10.09(g)
knowledge of the Company	Section 10.09(h)
Laws	Section 1.05
Lender	Section 4.05
Licenses	Section 3.16(d)
Material Contract	Section 3.18(b)
Merger	Preamble
Merger Consideration	Section 2.01(a)
Merger Sub	Preamble
Notice of Superior Proposal	Section 5.06(c)
Option Amount	Section 2.04(a)
Other Filings	Section 5.04(a)
Ordinary Course Contracts	Section 10.09(i)
Outside Date	Section 9.01(b)
Paying Agent	Section 2.02(a)
PCBs	Section 3.17(a)
Pension Plan	Section 10.09(d)
Permits	Section 3.06(a)
Person	Section 10.09(j)
Proxy Statement	Section 3.05(b)
Real Property	Section 3.15
Representatives	Section 5.06(a)

Defined Terms	Section
Sarbanes-Oxley Act	Section 3.06(c)(i)
Scheduled Options	Section 2.04(a)
SEC	Section 3.05(b)
SEC Documents	Section 3.07(a)
Section 409A	Section 3.12(i)
Securities Act	Section 3.07(a)
Share(s)	Section 2.01(a)
Solvency Letter	Section 5.12
Special Committee	Preamble
Subsidiary	Section 3.04(a)
Substitute Options	Section 2.04(a)
Superior Proposal	Section 5.06(f)
Surviving Corporation	Section 1.01
Surviving Corporation Welfare Benefit Plan	Section 5.08
Takeover Transaction	Section 9.03(b)
Tax Return(s)	Section 3.13(a)
Tax(es)	Section 3.13(a)
Technology	Section 3.16(h)
Termination Expenses	Section 9.03(i)
Termination Fee	Section 9.03(h)
Trademarks	Section 3.16(h)
Transactions	Preamble
Triggering Event	Section 9.01
WBCL	Section 1.01
Welfare Plan	Section 10.09(d)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 31, 2005 (this “Agreement”), by and among LBW Holdings, Inc., a Delaware corporation (“Buyer”), LBW Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), and School Specialty, Inc., a Wisconsin corporation (the “Company”).

WHEREAS, a special committee of the Board of Directors of the Company (the “Company Board”) consisting solely of disinterested directors (the “Special Committee”), subject to the terms and conditions set forth herein, has unanimously (i) determined that (A) the merger (the “Merger”) of Merger Sub with and into the Company, in which the Company would become a wholly owned subsidiary of Buyer, is advisable and in the best interests of the Company and its public shareholders, and (B) the cash consideration to be received for outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) in the Merger is fair to the shareholders of the Company who will receive the Merger Consideration (other than Buyer and Merger Sub); (ii) recommended that the Company Board approve and adopt this Agreement, the Merger and the other transactions contemplated hereby (collectively, the “Transactions”); and (iii) recommended approval and adoption by the shareholders of the Company of this Agreement and the Transactions;

WHEREAS, the Company Board, subject to the terms and conditions set forth herein, has unanimously (i) determined that (A) the Merger is advisable and in the best interests of the Company and its public shareholders, and (B) the cash consideration to be received for outstanding shares of Company Common Stock in the Merger is fair to the shareholders of the Company who will receive the Merger Consideration (other than Buyer and Merger Sub); (ii) approved and adopted this Agreement and the Transactions; and (iii) recommended approval and adoption by the shareholders of the Company of this Agreement and the Transactions;

WHEREAS, the respective Boards of Directors of Buyer and Merger Sub have unanimously approved this Agreement and the Transactions;

WHEREAS, Buyer, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, upon consummation of the Merger, each issued and outstanding share of Company Common Stock will be converted into the right to receive $49 per share in cash, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Buyer, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.01 The Merger. Upon the terms and subject to the conditions set forth in Articles VI, VII and VIII, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Wisconsin Business Corporation Law (the “WBCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time (as defined below), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

1.02 Closing. Unless this Agreement shall have been terminated in accordance with Section 9.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on the date following the satisfaction or waiver of the conditions set forth in Articles VI, VII and VIII (other than those that by their terms are to be satisfied or waived at the Closing), or such later date that shall be no less than thirty (30) days (or such shorter period of time Buyer may determine) following both the delivery by the Company to Buyer of the audited financial statements for fiscal year ended April 2005 and the SAS 100 review on the Company’s quarter ended July 30, 2005, at the offices of Ropes & Gray LLP, 45 Rockefeller Plaza, New York, New York, unless another time, date and/or place is agreed to in writing by Buyer and the Company (the date on which the Closing occurs, the “Closing Date”).

1.03 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the parties hereto shall (a) file articles of merger or a certificate of merger, as applicable (each a “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and WBCL, and (b) make all other filings or recordings required under the DGCL and WBCL to effect the Merger. The Merger shall become effective at such date and time as each Certificate of Merger is duly filed in accordance with Section 180.1105 of WBCL and Section 252 of DGCL or at such subsequent date and time as Buyer and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

1.04 Effect of the Merger; Further Actions. At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL and Section 180.1106 of the WBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. If at any time after the Effective Time any further action is necessary to vest in the Surviving Corporation the title to all property or rights of Merger Sub or the Company, the authorized officers and directors of the Surviving Corporation are fully authorized in the name of Merger Sub or the Company, as the case may be, to take, and shall take, any and all such lawful action.

1.05 Articles of Incorporation; Bylaws. The Certificate of Merger shall provide that, at the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be amended and restated at the Effective Time to read in the form of Exhibit A, and as so amended, such Articles of Incorporation shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable laws, statutes, regulations, rules, ordinances and judgments, decrees, orders, writs and injunctions, of any court or Governmental Authority (collectively, “Laws”). At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

1.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each share of Company Common Stock (all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”, each a “Share”) issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.01(b)) shall be canceled and shall be converted automatically into the right to receive $49 in cash, without interest (the “Merger Consideration”), payable upon surrender in the manner provided in Section 2.02, of the certificate that formerly evidenced such Share.

(b) Cancellation of Treasury Stock and Buyer and Merger Sub-Owned Stock. Each Share held in the treasury of the Company, each Share owned by any direct or indirect subsidiary of the Company and each Share owned by Buyer, Merger Sub or any direct or indirect subsidiary of Merger Sub immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Capital Stock of Merger Sub. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub common stock shall evidence ownership of such shares of the Surviving Corporation.

(d) Adjustments. If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, the

Shares, the Merger Consideration shall be adjusted accordingly, without duplication, to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

2.02 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Buyer shall (i) appoint a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II. At the Effective Time, Buyer shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent as directed by Buyer; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation.

(b) Exchange Procedures. As promptly as practicable after the Effective Time, Buyer shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash that such holder has the right to receive in respect of the Shares formerly represented by such Certificate pursuant to Section 2.01(a), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate representing such Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Buyer that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c) No Further Rights. From and after the Effective Time, holders of Certificates shall cease to have any rights as shareholders of the Company, except as provided herein or by Law.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares for nine months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body (each a “Governmental Authority”) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(e) No Liability. None of the Paying Agent, the Company, Buyer, Merger Sub or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) Withholding Rights. Each of the Paying Agent, the Surviving Corporation and Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax Laws and pay such withholding amount over to the appropriate taxing authority. To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Corporation or Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Buyer, as the case may be.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving

Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).

2.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Paying Agent or the Surviving Corporation for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

2.04 Company Stock Options.

(a) Immediately prior to the Effective Time, all options then outstanding to purchase shares of Company Common Stock (the “Company Options”) granted under any plan, arrangement or agreement set forth in Section 3.03(a)(i) of the Company Disclosure Schedule (collectively, the “Company Stock Option Plans”) shall become fully vested and exercisable (whether or not then vested or subject to any performance condition that has not been satisfied). At the Effective Time, each Company Option not theretofore exercised, other than a Scheduled Option as hereinafter defined, shall be cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, as promptly as practicable thereafter, an amount of cash (without interest) (the “Option Amount”) equal to the product of (x) the total number of shares of Company Common Stock subject to such Company Option multiplied by (y) the excess of the amount of the per share Merger Consideration over the exercise price per share of Company Common Stock under such Company Option (with the aggregate amount of such payment rounded to the nearest cent) less applicable Taxes, if any, required to be withheld with respect to such payment. After the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment described in the preceding sentences. In the case of a Company Option identified by Buyer prior to the Closing Date as eligible for the treatment described in this sentence (such Company Options being referred to herein, in the aggregate, as the “Scheduled Options”) and that is not exercised prior to the Effective Time, the holder of such Scheduled Option shall receive, in substitution therefor or as an assumption thereof, an option or options covering stock of Buyer (the “Substitute Options”) with terms similar to the terms of the Scheduled Option but with such adjustments to the exercise price and other appropriate adjustments as Buyer shall specify. Following the Effective Time, the Scheduled Options (except as the same may have been assumed as Substitute Options) shall not be exercisable, and only the Substitute Options shall be exercisable in accordance with their terms.

(b) At the Effective Time, Buyer shall deliver, or cause to be delivered, the aggregate Option Amount to the Surviving Corporation for payment to holders of

Company Options (other than Scheduled Options) as directed by the Company prior to the Effective Time.

(c) The Board of Directors of the Company, or, where appropriate, the applicable administrative committee under each Company Stock Option Plan, shall take all reasonable actions necessary and appropriate to make such adjustments and amendments to or make such determinations with respect to the Company Options to implement the foregoing provisions of this Section 2.04.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Buyer and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), which references the particular sections set forth below, the Company hereby represents and warrants to Buyer and Merger Sub as follows:

3.01 Organization and Qualification.

(a) Each of the Company and each Subsidiary (as defined in Section 3.04(a)) is a corporation or other legal entity duly organized, validly existing and in good standing (“active status” in the State of Wisconsin) under the laws of its jurisdiction of organization and has corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now being and as heretofore conducted. Each of the Company and each Subsidiary is qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions in which such qualification or authorization is required by law, except for jurisdictions in which the failure to be so qualified or authorized, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. “Company Material Adverse Effect” means any change or effect that (i) materially and adversely affects the business, operations, condition (financial or otherwise), assets (tangible or intangible), liabilities or results of operations of the Company and the Subsidiaries taken as a whole, or (ii) prevents or delays the consummation of the Merger; provided however, that in no event shall the following be taken into account in determining whether there has been, or will be, a “Company Material Adverse Effect”: (x) any event, circumstance, change or effect resulting from or relating to a change in general economic or financial market conditions, except to the extent such event, circumstance, change or effect has had a disproportionate effect on the Company and the Subsidiaries taken as a whole as compared to other Persons in the industry in which the Company and the Subsidiaries conduct their business, or (y) any failure, in and of itself (as opposed to the facts underlying such failure), to meet analyst financial forecasts or to meet internal financial forecasts of the Company delivered prior to the current financial forecasts. (The current internal financial forecasts of the Company are the FY 2006 Projections dated 5/17/05 delivered to Buyer on May 17, 2005.)

(b) The Company has previously provided or made available to Buyer true and complete copies of the charter and bylaws or other organizational documents of the

Company and each Subsidiary as presently in effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of its charter or bylaws, nor has the Company or any Subsidiary been in violation of any of the provisions of its charter or bylaws (which violation has not been subsequently remedied). Except for those set forth in Section 3.01(b) of the Company Disclosure Schedule, the Company has made available to Buyer complete and correct copies of the minutes of all meetings of the Company Board (and each committee thereof), the governing body of each Subsidiary, the shareholders of the Company, and the equity holders of each Subsidiary, in each case since January 1, 2002. Immediately upon execution hereof, the Company shall provide to Buyer complete and correct copies of the minutes of all meetings of the Company Board (and each committee thereof), the governing body of each Subsidiary, the shareholders of the Company, and the equity holders of each Subsidiary, in each case listed in Section 3.01(b) of the Company Disclosure Schedule.

3.02 Authority to Execute and Perform Agreement. The Company has the corporate power and authority to enter into, execute and deliver this Agreement and, subject, in the case of consummation of the Merger to the adoption of this Agreement by the holders of Company Common Stock, to perform fully its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board. No other action on the part of the Company or the Subsidiaries is necessary to consummate the transactions contemplated hereby (other than adoption of this Agreement by the holders of Company Common Stock). This Agreement has been duly executed and delivered by the Company and constitutes, assuming due authorization, execution and delivery of this Agreement by Buyer and Merger Sub, a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Each of the Company Board and the Special Committee, in each case at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement and the Merger, (ii) determining that the terms of the Merger are fair to and in the best interests of the Company and its shareholders, (iii) determining that the Merger Agreement is fair to the shareholders of the Company and (iv) recommending that the Company’s shareholders approve this Agreement and directing that this Agreement and the Merger be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meeting. The affirmative approval of the holders of a majority of the shares of Company Common Stock outstanding is the only vote of holders of Company capital stock required to adopt and approve this Agreement and the Merger.

3.03 Capitalization and Title to Shares.

(a) The Company is authorized to issue 150,000,000 shares of Company Common Stock, of which 22,853,475 shares were issued and outstanding as of May 30, 2005. All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable (except as otherwise provided in Section 180.0622(2)(b) of the WBCL and its predecessor statutes) and free of pre-emptive rights. No shares of Company Common Stock are held in the Company’s treasury.

(b) The Company has not reserved shares of Company Common Stock for issuance pursuant to the Company Options. Company Options to purchase 2,671,120 shares of Company Common Stock were outstanding as of May 30, 2005. Section 3.03(b) of the Company Disclosure Schedule includes a true and complete list of all Company Options outstanding as of May 30, 2005, which schedule shows the underlying shares that have vested, the applicable vesting and acceleration provisions and the expiration date. True and complete copies of all instruments (or the forms of such instruments) referred to in this section have been furnished to Buyer. All Company Options have been issued under the Company’s stock option plans for 1998 and 2002 and all such Company Options fully vest as a result of the Merger as provided in such plans. All stock option plans (including all amendments requiring approval) have been duly approved by the Company’s shareholders. No Company Options have been granted or issued since May 30, 2005 and prior to the date hereof.

(c) The Company has not reserved shares of Company Common Stock for issuance pursuant to conversion of the of the Company’s 3.75% Convertible Subordinated Notes due 2023 (the “Convertible Notes”) in accordance with the terms of such Convertible Notes. Section 3.03(c) of the Company Disclosure Schedule includes a true and complete list of the number of shares of Company Common Stock issuable upon conversion of the Convertible Notes. True and complete copies of all instruments (or the forms of such instruments) evidencing the Convertible Notes have been furnished to Buyer. Except as indicated in Section 3.03(c) of the Company Disclosure Schedule, the Company has not made any adjustments pursuant to the antidilution provisions of such Convertible Notes.

(d) The Company is authorized to issue 1,000,000 shares of Preferred Stock (“Company Preferred Stock”), none of which are issued and outstanding and none of which have been reserved for issuance.

(e) Except for (i) shares indicated as issued and outstanding on May 30, 2005 in Section 3.03(a), (ii) shares issued after such date upon the exercise of outstanding Company Options listed in Section 3.03(b) of the Company Disclosure Schedule and (iii) shares issued after such date upon the conversion of the Convertible Notes in accordance with the terms of such Convertible Notes and listed in Section 3.03(c) of the Company Disclosure Schedule, there are not as of the date hereof, and at the Effective Time there will not be, any shares of Company Common Stock or Company Preferred Stock issued and outstanding or otherwise reserved for issuance.

(f) The Company’s authorized capital stock consists solely of the Company Common Stock described in Section 3.03(a) and the Company Preferred Stock described in Section 3.03(d). There are not as of the date hereof, and at the Effective Time there will not be, authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, rights (including without limitation, pursuant to a so-called “poison pill”), repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating the Company to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the capital stock or other securities of the Company or obligating the Company to grant, extend or enter into any such agreement, other than Company Options listed in Section 3.03(b) of the Company Disclosure Schedule and the Convertible Notes listed in Section 3.03(c) of the Company Disclosure Schedule. To the knowledge of the Company, there are no shareholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of the Company. No dividends on the Company Common Stock have been declared or have accrued since April 24, 2004. All of the outstanding equity securities of the Company have been offered and issued in compliance with all applicable securities laws, including the Securities Act and “blue sky” laws.

(g) Each outstanding share of capital stock or other ownership interest of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable (except as otherwise provided in Section 180.0622(2)(b) of the WBCL and its predecessor statutes) and was issued free of preemptive (or similar) rights, and each such share is owned by the Company or another Subsidiary free and clear of all options, rights of first refusal, agreements, limitations on the Company’s or any Subsidiary’s voting, dividend or transfer rights, charges and other Encumbrances of any nature whatsoever.

(h) There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or, except the Convertible Notes, convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company capital stock may vote.

(i) There are not any outstanding Contracts of the Company or of any Subsidiary, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Subsidiary. There are no issued and outstanding shares of capital stock of the Company that constitute restricted stock or that are otherwise subject to a repurchase or redemption right in favor of the Company.

3.04 Subsidiaries.

(a) Section 3.04(a) of the Company Disclosure Schedule sets forth a true and complete list of the names, jurisdictions of organization and capitalization of each Subsidiary and, for the Company and each Subsidiary, the jurisdictions in which it is qualified to do business. Section 3.04(a) of the Company Disclosure Schedule also sets forth for each such Subsidiary, the individuals who comprise the board of directors or comparable body for each such entity. All issued and outstanding shares or other equity interests of each Subsidiary are owned directly by the Company free and clear of any Encumbrances, security interests or adverse claims. As used in this Agreement, “Subsidiary” means any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which the Company or any Subsidiary is a general partner or (ii) at least 50% of the securities or other interests having voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership or other organization are directly or indirectly owned or controlled by the Company or by any Subsidiary, or by the Company and one or more Subsidiary.

(b) There are not as of the date hereof, and at the Effective Time there will not be, any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating any Subsidiary to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, shares of the capital stock or other securities of the Company or any Subsidiary or obligating the Company or any Subsidiary to grant, extend or enter into any such agreement. There are no shareholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of any Subsidiary.

(c) Other than the Subsidiaries, the Company and the Subsidiaries own no equity interest in any other Person.

3.05 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 3.05 of the Company Disclosure Schedule, and assuming the adoption of this Agreement by the holders of the Company Common Stock and that all Consents described in this Section 3.05 have been obtained and all filings and notifications described in this Section 3.05 have been made and any waiting periods thereunder have terminated or expired, the execution and delivery by the Company of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any Subsidiary under, any provision of (i) the Company’s charter, the Company’s By-Laws or the comparable charter or organizational documents of any Subsidiary, (ii) any contract, agreement, deed, mortgage, lease, license, commitment, promise, undertaking, arrangement or understanding, whether written or oral and whether express or implied, or other document or instrument (including any document or instrument evidencing or otherwise relating to any debt) to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound (“Contract”) to which the Company or any Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order, injunction or decree, domestic or foreign (“Judgment”), or Law, applicable to the Company or any Subsidiary or their respective properties or assets, other than, in the case of clause (ii) and (iii) above, any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, any third party or Governmental Authority is required to be obtained or made by or with respect to the Company or any Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) if required, compliance with and filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a proxy statement of the Company relating to the approval of this Agreement by the Company’s shareholders (the “Proxy Statement”) relating to the Merger and this Agreement, as amended or supplemented, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the State of Wisconsin Department of Financial Institutions, respectively, and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) compliance with and filings under the Laws of any foreign jurisdictions, if and to the extent required, and (v) such other items that are listed in Section 3.05(b) of the Company Disclosure Schedule.

3.06 Compliance with Laws.

(a) Permits. The Company and the Subsidiaries including their respective employees (to the extent applicable) have obtained each material Federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Authority (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the business of the Company or any Subsidiaries or the holding of any such interest ((i) and (ii) are herein collectively called “Permits”), and all of such Permits are in full force and effect; and no proceeding is pending or, to the knowledge of the Company, threatened to revoke, suspend or adversely modify any Permit.

(b) General Laws. The Company and the Subsidiaries have complied in a timely manner and in all material respects, with all Laws relating to any of the property owned, leased or used by them, or applicable to their business, including, but not limited to, (i) the Foreign Corrupt Practices Act of 1977 and any other Laws regarding use of funds for political activity or commercial bribery and (ii) laws relating to equal employment opportunity, discrimination, occupational safety and health, environmental matters, interstate commerce, anti-kickback and antitrust.

(c) Sarbanes Oxley Compliance.

(i) The Company and each of its officers and, to the knowledge of the Company, each of its directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) and the Securities Exchange Act of 1934, as amended and the related rules and regulations promulgated under such Act (the “Exchange Act”) and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ. The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the knowledge of the Company based on its management’s evaluation of internal controls as of January 22, 2005, with participation of the Company’s principal executive officer and principal financial officer, the Company has concluded that its disclosure controls and procedures are effective for the purposes set forth in Rule 13a-5 under the Exchange Act.

(ii) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”). To the knowledge of the Company based on its evaluation of internal controls prior to the date hereof, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company financial statements for external purposes in accordance with GAAP. In connection with Form 10-Q for the quarter ended January 22, 2005, as filed with the SEC, the Company’s principal executive officer and principal financial officer disclosed, based on their then-most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board (or persons performing the equivalent functions): (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any material fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. In connection with such evaluation: (i) no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information were found to exist; nor (ii) was any material fraud that involved management or other employees who had a significant role in the Company’s internal control over financial reporting found to exist.

(d) There are no outstanding loans made by the Company or any of the Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

3.07 Company SEC Reports.

(a) The Company previously has made available to Buyer (i) its Annual Report on Form 10-K for the year ended April 24, 2004 (the “Company 10-K”), as filed with the SEC, (ii) all proxy statements relating to the Company’s meetings of shareholders held or to be held after April 24, 2004 and (iii) all other documents filed by the Company with, or furnished by the Company to, the SEC under the Exchange Act since January 1, 2002 and prior to the date of this Agreement (the “Company SEC

Reports”). The Company SEC Reports were prepared in accordance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the Sarbanes-Oxley Act and, in each case, the rules and regulations promulgated thereunder. As of their respective dates, such documents complied in all material respects, and all documents filed by the Company with the SEC (the “SEC Documents”) under the Exchange Act between the date of this Agreement and the Closing Date shall comply, in all material respects, with applicable SEC requirements and did not, or in the case of documents filed on or after the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The parties agree that failure of the Company’s chief executive officer or chief financial officer to provide any certification required to be filed with any document filed with the SEC shall constitute an event that has a Company Material Adverse Effect. On and since January 1, 2002, the Company has timely filed, and between the date of this Agreement and the Closing Date shall timely file, with the SEC all documents required to be filed by it under the Exchange Act. No Subsidiary is required to file any form, report or other document with the SEC.

(b) The Company has made available to Buyer a complete and correct copy of any amendments or modifications which are required to be filed with the SEC, but have not yet been filed with the SEC, if any, to (i) Contracts which previously have been filed by the Company with the SEC pursuant to the Securities Act and Exchange Act and (ii) the Company SEC Reports filed prior to the date hereof. The Company has timely responded to all comment letters and other correspondence of the staff of the SEC relating to the SEC Documents, and the SEC has not notified the Company that any final responses are inadequate, insufficient or otherwise non-responsive. The Company has made available to Buyer true, correct and complete copies of all correspondence between the SEC, on the one hand, and the Company and any of the Subsidiaries, on the other, occurring since January 1, 2002 and prior to the date hereof and will, reasonably promptly following the receipt thereof, make available to Buyer any such correspondence sent or received after the date hereof. To the knowledge of the Company, none of the SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

3.08 Financial Statements; Debt.

(a) The consolidated financial statements contained in the Company 10-K and in the Company’s quarterly reports on Form 10-Q for the quarters ended January 22, 2005, October 23, 2004 and July 24, 2004 (collectively, the “Company 10-Qs”) have been prepared from, and are in accordance with, the books and records of the Company and the Subsidiaries and present fairly, in all material respects, the consolidated financial condition and results of operations of the Company and the Subsidiaries as of and for the periods presented therein, all in conformity with United Stated generally accepted accounting principals (“GAAP”) applied on a consistent basis, except as otherwise indicated therein and subject in the case of the unaudited financial statements included in the Company 10-Qs, to normal year-end adjustments, which in the aggregate are not material, and the absence of notes in the unaudited financial statements. Since April 24, 2004, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes to such Company financial statements.

(b) Section 3.08(b) of the Company Disclosure Schedule sets forth, as of the date hereof, all of the outstanding indebtedness of the Company and the Subsidiaries, including, without limitation, (i) the outstanding aggregate principal amount of Convertible Notes, (ii) the aggregate principal amount of borrowings under the revolving credit facility of the Amended and Restated Credit Agreement, dated as of April 11, 2003, as amended, among the Company and the lenders and agents named therein (the “Credit Agreement”), (iii) outstanding amounts under the Receivables Purchase Agreement, dated as of January 1, 2001, as amended, (iv) outstanding amounts under the Receivables Sale Agreement, dated as of November 22, 2000 and (v) outstanding capital lease obligations. As of the date hereof there is not, and as of the Effective Time there will not be, any indebtedness of the Company except as set forth in Section 3.08(b) of the Company Disclosure Schedule and as may be incurred in accordance with Section 5.01(b)(vi)(b) hereof. Neither the Company nor any Subsidiary guaranties any indebtedness of any Person other than of the Company or any Subsidiary, other than letters of credit, bonds and other similar instruments supporting performance obligations, in each case, as listed on Section 3.08(b) of the Company Disclosure Schedule.

3.09 Absence of Undisclosed Liabilities. As of April 24, 2004, the Company and the Subsidiaries had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the balance sheet dated April 24, 2004 (or the notes thereto) included in the Company 10-K (the “Company Balance Sheet”) except to the extent reserved against on the Company Balance Sheet or set forth on Section 3.08(b) of the Company Disclosure Schedule. The Company and the Subsidiaries have no material liabilities of any nature, whether accrued, absolute, contingent or otherwise, other than liabilities (i) to the extent set forth or reserved against on the Company’s unaudited balance sheet dated January 22, 2005, included in the Company 10-Q dated January 22, 2005, (iii) included in Section 3.09 of the Company Disclosure Schedule, or (iv) incurred since January 22, 2005 in the ordinary course of business, consistent with past practice.

3.10 Absence of Adverse Changes.

(a) Since April 24, 2004, there has not been any change, event or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 3.10(b)(I) of the Company Disclosure Schedule, there has not been any action taken by Company or any Subsidiary during the period from April 24, 2004 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01(b)(i), (iv), (v), (viii), (ix), (xi), (xii), (xiii), (xvii) and (xviii) hereof. Except as set forth in Section 3.10(b)(II) of the Company Disclosure Schedule,

there has not been any action taken by Company or any Subsidiary during the period from January 22, 2005 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01(b)(ii), (iii), (vi), (vii), (x), (xiv), (xv), (xvi) and (xix) hereof.

3.11 Actions and Proceedings.

(a) There are no outstanding orders, judgments, injunctions, decrees or other requirements of any court, arbitrator or Governmental Authority against the Company, any Subsidiary or any of their securities, assets or properties. Except as disclosed in the Company SEC Reports filed prior to the date hereof, there are no Actions pending or, to the knowledge of the Company, threatened against the Company, any Subsidiary, or any of their directors, officers, securities, assets or properties. To the knowledge of the Company, there is no fact, event or circumstance now in existence that has had or reasonably could be expected to give rise to any Action that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) There are no pending nor, to the knowledge of the Company, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of the Company or any Subsidiary, which if adversely determined, would have or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 3.11(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary is subject to any pending, or to the knowledge of the Company threatened, product liability claims.

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list of all material Employee Plans established or maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary makes contributions or premium payments, or under which the Company or any Subsidiary may have any liability (contingent or otherwise for the making of contributions or premiums or the payment of compensation or benefits). The Company has provided or made available to Buyer accurate, current and complete copies of each of the following: (1) where the material Employee Plan has been reduced to writing, the plan document, together with all amendments; (2) where the material Employee Plan has not been reduced to writing, a written summary of all material plan terms; (3) all material trust agreements, custodial agreements, insurance policies, annuity contracts, administration agreements and similar agreements, investment management or investment advisory agreements related to the Employee Plans; (4) summary plan descriptions and similar summaries, and employee handbooks, (5) in the case of any Employee Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (as amended, the “Code”), a copy of the most recent determination letter from the United States Internal Revenue Service (“IRS”), (6) in the case of any funding arrangement intended to qualify as a VEBA under Section 501(c)(9) of the Code, a copy of the IRS letter determining that it so qualifies; (7) in case of any plan for which Forms 5500 are required to be filed, the three most recently filed Forms 5500 (with schedules, financial statements and auditor’s opinion attached). Except as provided under the Employee Plans, neither the Company nor any Subsidiary has made any commitments to its employees, former employees or their beneficiaries under which it is obligated to provide any material benefit or payment (other than compensation paid in the ordinary course of business, consistent with past practice).

(b) Each Employee Plan has been established and administered in all material respects in accordance with its terms and in compliance with applicable Laws, including without limitation ERISA and the Code, and nothing has occurred that has subjected or, to the knowledge of the Company, could subject the Company or any Subsidiary (directly or indirectly) to a penalty under Section 502 of ERISA or to a tax or liability under Sections 4972, 4975, 4976, or 4979 of the Code.

(c) Neither the Company nor any corporate, trust, partnership or other entity that would be considered as a single employer with the Company or any Subsidiary under Section 4001(1)(b) of ERISA or Sections 414(b), (c), (m) or (o) of the Code (each, together with the Company and any Subsidiary, an “ERISA Affiliate”) has ever maintained or been required to contribute to any Employee Plan subject to Title IV of ERISA during the six (6) year period ending on the last day of the most recent plan year ended prior to the date of this Agreement nor does any ERISA Affiliate have any liability (contingent or otherwise) with respect to a “multi employer plan” within the meaning of Section 2(37) or 4001(a)(3) of ERISA. No event has occurred that, to the knowledge of the Company, could subject the Company or any Subsidiary to liability under Section 4062, 4063 or 4064 of ERISA.

(d) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter as to its qualification, and each trust established in connection with any Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and to the knowledge of the Company, no fact or circumstance exists that could reasonably be expected to result in the revocation of such letter. No administrative investigation, audit or other administrative proceeding by the IRS, Department of Labor or other governmental authority is pending or, to the knowledge of the Company, threatened.

(e) All contributions (including all employer contributions and employee salary reduction contributions) which are due have been made timely to each Pension Plan, and to the extent not due have been appropriately accrued on the financial statements of the Company and the Subsidiaries in accordance with GAAP. All premiums or other payments which are due have been paid with respect to each Welfare Plan or fringe benefit plan, and to the extent that such amounts are owed with respect to periods prior to the Closing Date but are not yet payable, have been appropriately accrued on the financial statements of the Company and the Subsidiaries in accordance with GAAP.

(f) There is no pending or, to the knowledge of the Company, threatened lawsuit, claim or other controversy relating to any Employee Plan, other than for benefits in the normal course or which if adversely determined, individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(g) Other than as required under Section 601 et seq. of ERISA, no Employee Plan that is a Welfare Plan provides for benefits or coverage following retirement or other termination of employment. Nothing has occurred with respect to any Employee Plan described in Section 4980B of the Code that could subject the Company or any Subsidiary to a Tax under Section 4980B of the Code.

(h) There is no contract, plan or arrangement (written or otherwise) covering any current or former employee, director or consultant of the Company or any Subsidiary that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code. The transactions contemplated by this Agreement will not cause or result in the payment or acceleration of the vesting or payment of any compensation or benefits under any Employee Plan.

(i) No Employee Plan that is a material nonqualified deferred compensation plan subject to Section 409A of the Code (“Section 409A”) has been materially modified (as defined under Section 409A) on or after October 3, 2004 and all such nonqualified deferred compensation plans have been operated and administered in good faith compliance with Section 409A from the period beginning January 1, 2005 through the date hereof.

(j) With respect to each Employee Plan that is not subject to United States law (a “Foreign Benefit Plan”): (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made, or if, applicable accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to reasonable actuarial assumptions and no transaction contemplated by this Agreement shall cause such assets, reserve or insurance obligations to be less than such benefit obligations, (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and (iv) each Foreign Benefit Plan is in material compliance with all applicable Law, in each case, where any such failure thereof, individually or in the aggregate, has not had and would not be reasonably expected to have a Company Material Adverse Effect.

3.13 Tax Matters.

(a) For purposes of this Agreement, the term “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all United States Federal, state and local, and all foreign, income, profits, franchise, gross receipts, payroll, transfer, sales, employment, social security, unemployment insurance, workers’ compensation, use, property, excise, value added, ad valorem, estimated, stamp, alternative or add-on minimum, recapture, environmental, capital, withholding and any other taxes, charges, duties, impositions or assessments, together with all interest, penalties and additions imposed on or with respect to such amounts, including any liability for taxes of a predecessor entity. “Tax Return” (and, with correlative meaning, “Tax Returns”) means any return, declaration, report, claim for refund, tax shelter disclosure statements or information return or statement filed or required to be filed with any taxing authority, including any attachments and schedules thereto with respect to the Company and the Subsidiaries any amendments thereof.

(b) All material Tax Returns required to be filed by or with respect to the Company and the Subsidiaries have been filed or will be filed within the time and in the manner prescribed by Law. All such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by the Company or the Subsidiaries, whether or not shown on any Tax Return, have been timely paid or will be timely paid.

(c) No deficiency for any material amount of Tax has been asserted or assessed in writing against the Company or any Subsidiary (or, to the knowledge of the Company or any Subsidiary, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP. To the knowledge of the Company, there are no Encumbrances with respect to Taxes upon any of the assets or properties of the Company or the Subsidiaries, other than with respect to Taxes not yet due and payable.

(d) There is no material audit, examination, investigation or other proceeding in respect of Taxes of the Company or Subsidiaries currently pending, nor is the Company aware of any information which causes them to believe that any such audit, examination, investigation or other proceeding in respect of any material Taxes or the Company or the Subsidiaries is threatened.

(e) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, any material Taxes due from or with respect to the Company or the Subsidiaries for any taxable period. No power of attorney granted by or with respect to the Company or the Subsidiaries relating to Taxes is currently in force.

(f) To the knowledge of the Company, the Company and the Subsidiaries have not been and are not currently in violation (or, with or without notice or lapse of time or both, would be in violation) of any applicable Law or regulation relating to the payment or withholding of any material Taxes, and all material withholding and payroll Tax requirements required to be complied with by the Company and the Subsidiaries (including requirements to deduct, withhold and pay over amounts to any Governmental Authority and to comply with any record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party) have been satisfied.

(g) The Company and the Subsidiaries are not bound by and do not have any current obligation under any Tax indemnification, allocation or sharing agreement or similar contract or arrangement (other than agreements among the Company and Subsidiaries).

(h) Neither the Company nor any Subsidiary has made or is obliged to make any payment that would not be deductible pursuant to Section 162(m) of the Code.

(i) During the six (6) year period immediately preceding the date of this Agreement, neither the Company nor any Subsidiary has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed, in whole or in part, by Code Section 355 or 361.

(j) The Company has made available to Buyer complete and correct copies of all income Tax Returns for the Company or any Subsidiary with respect to the prior four (4) taxable years.

(k) Except as set forth in the income Tax returns made available pursuant to Section 3.13(j), neither the Company nor any of the Subsidiaries was required to make any disclosure to the Internal Revenue Service pursuant to Section 6111 of the Code or Section 1.6011-4 of the Treasury Regulations promulgated thereunder.

3.14 Employee Relations.

(a) None of the Company, the Subsidiaries, nor the Surviving Corporation shall be liable, by reason of the Merger or the Transactions, to any of employees of the Company or the Subsidiaries for severance pay or any other similar payments (other than accrued salary, vacation or sick pay in accordance with normal policies). True and complete information as to the name, current job title and compensation for each of the last three years of all current directors and executive officers of the Company and the Subsidiaries has been made available to Buyer. To the knowledge of the Company, no executive, key employee or group of employees has any plan to terminate employment with the Company or the Subsidiaries.

(b) The Company and each Subsidiary (i) is in compliance in all material respects with all applicable foreign, Federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees, (ii) has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to employees, (iii) is not liable for any arrears of wages, salaries, commissions, bonuses or other direct compensation for any services performed or amounts required to be reimbursed to any employees or consultants or any taxes or any penalty for failure to comply with any of the foregoing, and (iv) is not liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice), except for matters that, individually or in the aggregate, could not reasonably be expected to result in a material liability.

(c) No work stoppage or labor strike against Company or any Subsidiary is pending or, to the knowledge of the Company, threatened. Neither Company nor any Subsidiary is involved in or, to the knowledge of the Company, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any employee, including without limitation charges of unfair labor practices or discrimination complaints, that, if adversely determined, could reasonably be expected to result in material liability to the Company or any Subsidiary. Neither Company nor any Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act that could reasonably be expected to result in material liability to the Company or any Subsidiary. Neither Company nor any Subsidiary is presently, nor has it been in the past, a party to or bound by any collective bargaining agreement or union contract with respect to employees other than as set forth in Section 3.14(c) of the Company Disclosure Schedule and no collective bargaining agreement is being negotiated by Company or any Subsidiary. No union organizing campaign or activity with respect to non-union employees of the Company or any Subsidiary is ongoing, pending or, to the knowledge of the Company, threatened.

3.15 Property and Assets. The Company and each Subsidiary has good and marketable title to, or, in the case of property held under a license, lease or other Contract, an Enforceable leasehold interest in, or right to use, all of its properties, rights and assets, whether real or personal and whether tangible or intangible, including all assets reflected in the Company Balance Sheet or acquired after the date of the Company Balance Sheet (except for such assets which have been sold or otherwise disposed of since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice) (collectively, the “Assets”). The Assets comprise all of the material assets, properties and rights of every type and description, whether real or personal, tangible or intangible, used or necessary to the conduct of the Business of the Company and the Subsidiaries and are adequate to conduct such business. Except as disclosed in Section 3.15 of the Company Disclosure Schedule, none of the Assets is subject to any Encumbrance other than (i) liens for current Taxes not yet due and payable, (ii) such imperfections of title, restrictions, encroachments, liens and easements as do not and could not reasonably be expected to materially detract from or interfere with the use or value of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which are reflected on the Company Balance Sheet. There are no written or oral subleases, licenses, occupancy agreements or other Contracts that grant the right of use or occupancy of any real property owned or leased by Company or any Subsidiary (collectively, the “Real Property”), and there is no Person in possession of the Real Property other than Company and the Subsidiaries. There is no pending, or, to the knowledge of the Company, threatened eminent domain, condemnation or similar proceeding affecting any Real Property. The property and equipment of the Company and each Subsidiary that are used in the operations of business, taken as a whole, are (i) in good operating condition and repair, ordinary wear and tear excepted, and (ii) have been maintained in accordance with normal industry practices. Section 3.15 of the Company Disclosure Schedule lists all Real Property. The Company has delivered to the Buyer true, correct and complete copies of the Real Property leases including all amendments, modifications, notices or memoranda of lease thereto and all estoppel certificates or subordinations, non-disturbance and attornment agreements related thereto.

3.16 Intellectual Property.

(a) The Company and the Subsidiaries are the sole owners of or have the right to use all Company Technology, and none of the Company Technology is in the possession, custody, or control of any Person other than the Company or the Subsidiaries other than pursuant to enforceable contractual rights.

(b) Neither the Company, nor any Subsidiaries (i) has interfered with, infringed upon, misappropriated, diluted, or otherwise come into conflict with any Intellectual Property rights of third parties or (ii) has received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, dilution, misappropriation, dilution, or violation (including any claim that a Person must license or refrain from using any material Intellectual Property rights of any third party in connection with the conduct of the business of the Company and the Subsidiaries (the “Business”) or the use of the Company Technology). To the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated, diluted or otherwise come into conflict with any material Company Technology.

(c) Section 3.16 of the Company Disclosure Schedule identifies (i) all registered Intellectual Property which has been issued to the Company or any Subsidiary or relates to the Business, (ii) each pending application for registration which the Company or any Subsidiary has made with respect to any Company Technology, (iii) each material Contract which the Company or any Subsidiary has granted to any third party with respect to any of (i) or (ii) above and (iv) each material Contract which the Company or any Subsidiary has granted to any third party with respect to Company Technology that is not included in (i) or (ii) above. Each such registration is valid and subsisting. Section 3.16 of the Company Disclosure Schedules also identifies each material trade name, trade dress and unregistered trademark or service mark used by the Company or any Subsidiary or in connection with the Business or the Company Technology. With respect to each item of Company Technology:

(i) the Company and the Subsidiaries possess all right, title, and interest in and to such item, free and clear of any Encumbrance;

(ii) such item is not subject to any outstanding government order, and no Action is pending or, to the knowledge of the Company, threatened, which challenges the legality, validity, enforceability, use or ownership of such item; and

(d) Section 3.16 of the Company Disclosure Schedules identifies each item of material Company Technology that any Person besides the Company and the Subsidiaries owns and that is used by the Company and the Subsidiaries or in connection with the Business pursuant to any license, sublicense or other Contract (the “Licenses”). Except as disclosed on Section 3.16 of the Company Disclosure Schedules, there are no annual royalties in excess of $300,000 for the use of any such Company Technology. The Company has made available to Buyer true, accurate and complete copies of all material Licenses, in each case, as amended or otherwise modified and in effect. With respect to each such item identified on Section 3.16 of the Company Disclosure Schedules: (a) such item is not subject to any outstanding government order, and no Action is pending or threatened which challenges the legality, validity or enforceability of such item and (b) none of the Company or any Subsidiary has granted any sublicense or similar right with respect to any License covering such item.

(e) All products made, used, or licensed under any issued patents that are part of the Company Technology are properly marked with patent notices; all Products and other materials that use any trademark or service mark that is part of the Company Technology or otherwise used in the Business bear proper trademark notices; and all works that are part of the Company Technology and provided or published to third parties are marked with proper copyright notices.

(f) All current and former employees of the Company or any Subsidiary who contributed to the Company Technology in any way have executed Enforceable Contracts that assign to the Company or any Subsidiary all the respective rights, including Intellectual Property, to any inventions, improvements, discoveries or information relating to the Business.

(g) The Seller maintains policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with all applicable laws. To the knowledge of the Company, (i) there have been no security breaches relating to, violations of any security policy regarding or any unauthorized access of any data used in the Business; and (ii) the use and dissemination of any and all data and information concerning individuals by the Business is in compliance with all applicable privacy policies, terms of use, and laws.

(h) For purposes of this Agreement:

“Company Technology” means any and all Technology and Trademarks used or useful in connection with the Business and any and all Intellectual Property in any and all such Technology.

“Intellectual Property” means the entire right, title and interest in and to all proprietary rights of every kind and nature, including all rights and interests pertaining to or deriving from:

(i) patents, copyrights, mask work rights, technology, know-how, processes, trade secrets, algorithms, inventions, works, proprietary data,

databases, formulae, research and development data and computer software or firmware;

(ii) trademarks, trade names, service marks, service names, brands, trade dress and logos (collectively, the “Trademarks”), and the goodwill and activities associated therewith;

(iii) domain names, rights of privacy and publicity, moral rights, and proprietary rights of any kind or nature, however denominated, throughout the world in all media now known or hereafter created;

(iv) any and all registrations, applications, recordings, licenses, common-law rights and Contracts relating to any of the foregoing; and

(v) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.

“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, know-how, formulas, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, documentation and manuals), computer software, firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical and mechanical equipment and all other forms of technology, including improvements, modifications, works in process, derivatives or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret law or otherwise, and all documents and other materials recording any of the foregoing.

3.17 Environmental and Safety Laws.

(a) Except as set forth in Section 3.17 of the Company Disclosure Schedule or as has not had and would not reasonably be expected to have a Company Material Adverse Effect (i) the Company and the Subsidiaries are and have been in material compliance with all Environmental Laws; (ii) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material (including toxic mold), substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company or any Subsidiary in a manner that would create liability for the Company or any Subsidiary under any Environmental Law; (iii) to the knowledge of the Company, there have been no Hazardous Substances generated by the Company or any Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States; and (iv) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company or any Subsidiary, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to Buyer true and correct copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments with respect to the Company and the Subsidiaries.

(b) For purposes of Section 3.17, “Environmental Laws” means any applicable Law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substance; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

3.18 Material Contracts.

(a) Except as specifically set forth in Section 3.18(a) of the Company Disclosure Schedule, (i) each Material Contract (as defined below) is a legal, valid and binding agreement in full force and effect (except for such Material Contracts that have expired subsequent to the date of this Agreement in accordance with their terms which are legal, valid and binding agreements in full force and effect as of the date hereof) and enforceable in accordance with its terms (except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law)), (ii) neither the Company nor any of the Subsidiaries is and, to the knowledge of the Company, no counterparty is in breach or violation of, or default under, any Material Contract, (iii) none of the Company or any of the Subsidiaries have received any claim of default under any Material Contract, and (iv) to the knowledge of the Company, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Each Material Contract is listed on Section 3.18(b) of the Company Disclosure Schedule. A complete and correct copy of each Material Contract has previously been made available by the Company to Buyer and its counsel or filed by the Company with the SEC.

(b) For purposes of this Agreement, the term “Material Contract” means any of the following Contracts (together with all exhibits and schedules thereto) to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets are bound or affected as of the date hereof:

(i) any limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(ii) any Contract (other than among consolidated Subsidiaries) relating to (A) indebtedness for borrowed money and having an outstanding principal amount in excess of $2,000,000 in the aggregate or (B) conditional sale arrangements, obligations secured by a lien, or interest rate or currency hedging activities, in each case in connection with which the aggregate actual or contingent obligations of the Company and the Subsidiaries are greater than $2,000,000;

(iii) any Contract filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed or required to be disclosed on Form 8-K, other than Plans disclosed in Section 3.12(a);

(iv) any Contract that purports to limit in any material respect the right of the Company or the Subsidiaries or their Affiliates (A) to engage or compete in any line of business or market, or to sell, supply or distribute any service or product or (B) to compete with any Person or operate in any location;

(v) any Contract that (A) contains most favored customer pricing provisions or (B) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person, in each of case (A) and (B), in a manner which is material to the Business;

(vi) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration in excess of $2,000,000 executed in the past five years;

(vii) any Contract which by its terms calls for payments by the Company and the Subsidiaries of more than $2,000,000, in the aggregate, over the remaining term of such Contract, other than Ordinary Course Contracts;

(viii) any lease in respect of real property;

(ix) any Contract that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the transactions contemplated by this Agreement;

(x) any Contract with Affiliates of the Company or a Subsidiary;

(xi) any license, royalty or other Contract concerning Intellectual Property which is material to the Company and the Subsidiaries taken as a whole;

(xii) any acquisition Contract pursuant to which the Company or any of the Subsidiaries has continuing indemnification obligations or “earn-out” or other contingent payment obligations that could result in payments in excess of $2,000,000 in the aggregate or payments in equity;

(xiii) any other Contract or group of Contracts with a single counterparty that, if terminated or subject to a default by any party thereto, has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(xiv) any Contract for the employment of any officer of the Company or the Subsidiaries on a full-time or consulting basis, and any arrangement requiring severance, change of control or other payments in connection with the transactions contemplated hereby, which provides annual cash compensation in excess of $150,000;

(xv) all employment, consulting, severance, termination or indemnification agreements between the Company or any Subsidiary and any director or officer of the Company or any Subsidiary or other employee earning noncontingent cash compensation in excess of $150,000 per year;

(xvi) all agreements under which the Company or any Subsidiary has advanced or loaned any funds in excess of $100,000 individually;

(xvii) all guarantees of any obligations in excess of $100,000; and

(xviii) any other Contract that is material to the Company and the Subsidiaries taken as a whole.

3.19 Insurance. All policies or binders of Property insurance including business interruption and extra expense coverage, Boiler Machinery Insurance, General / Product Liability, Workers’ Compensation, Automobile Liability, Directors’ and Officers’ and other insurance held by or on behalf of the Company and the Subsidiaries are in full force and effect, are reasonably believed to be adequate for the businesses engaged in by the Company and the Subsidiaries and are in material conformity with the requirements of all leases or other agreements to which the Company or the relevant Subsidiary is a party and, to the knowledge of the Company, are valid and enforceable in accordance with their terms. Copies of such policies and binders have been made available to Buyer. Neither the Company nor any Subsidiary is in default with respect to any provision contained in such policy or binder nor has any of the Company or a Subsidiary failed to give any notice or present any claim under any such policy or binder in due and timely fashion. All premiums for each policy or binder have been paid for the current period, and there are no outstanding premium finance payments due for such period. Except as set forth on Section 3.19 of the Company Disclosure Schedule, there are no material outstanding unpaid claims under any such policy or binder. Neither the Company nor any Subsidiary has received notice of cancellation or non-renewal of any such policy or binder.

3.20 Board Approvals.

(a) The Company Board, as of the date of this Agreement, has determined (i) that the Merger is fair to, and in the best interests of, the Company and its shareholders, (ii) to propose this Agreement for adoption by the Company’s shareholders and to declare the advisability of this Agreement, and (iii) recommended that the shareholders of the Company adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meeting (collectively, the “Company Board Recommendation”).

(b) The Company has taken all action necessary such that no restrictions contained in any “fair price,” “control share acquisition,” “business combination” or similar statute (including Sections 180.1140-180.1144 and 180.1130 of the WBCL (based upon Buyer’s and Merger Sub’s representations under Section 4.08 hereof)) will apply to the execution, delivery or performance of this Agreement.

3.21 Interested Party Transactions. Since the date of the filing of the Company’s 2004 annual meeting proxy statement with the SEC, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not yet been reported prior to the date hereof.

3.22 Financial Advisor; Transaction Fees.

(a) The Company Board has received the opinion of Morgan Stanley & Co. Incorporated to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock who are entitled to receive the Merger Consideration. The Company has provided to Buyer a true and complete copy of the written version of such opinion.

(b) Other than Morgan Stanley & Co. Incorporated, no broker, finder, agent or similar intermediary has acted on behalf of the Company or any Subsidiary in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Company or any Subsidiary, or any action taken by the Company or any Subsidiary, except for payments due to Morgan Stanley & Co. Incorporated on the terms which have previously been disclosed to Buyer. The Company has heretofore furnished to Buyer a complete and correct copy of all agreements between the Company (or any Subsidiary) and Morgan Stanley & Co. Incorporated pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

(c) Section 3.22 of the Company Disclosure Schedule sets forth (i) the transaction fees and expenses incurred by the Company and the Subsidiaries as of the date hereof and (ii) all transaction fees and expenses that, as of the date hereof, the Company and the Subsidiaries are obligated to pay, and a good faith estimate of all other transaction fees and expenses that the Company and the Subsidiaries expect to pay, upon consummation of the transactions contemplated hereby.

3.23 Commercial Relationships. During the last twelve months, none of the Company’s or the Subsidiaries’ material suppliers, collaborators, distributors, licensors or licensees has canceled or otherwise terminated its relationship with Company or a Subsidiary or has materially altered its relationship with Company or a Subsidiary. Company does not know of any plan or intention of any such entity, and has not received any threat or notice from any such entity, to terminate, cancel or otherwise materially modify its relationship with Company or a Subsidiary.

3.24 Banking Facilities. The Company has made available to Buyer a true, correct and complete list of: (a) each bank, savings and loan or similar financial institution with which the Company or any of the Subsidiaries has an account or safety deposit box or other arrangement, and any numbers or other identifying codes of such accounts, safety deposit boxes or such other arrangements maintained by the Company or the Subsidiaries thereat; (b) the names of all Persons authorized to draw on any such account or to have access to any such safety deposit box facility or such other arrangement; and (c) any outstanding powers of attorney executed by or on behalf of the Company or a Subsidiary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as set forth in the disclosure schedule delivered by Buyer and Merger Sub to the Company concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Schedule”), which references the particular sections set forth below, Buyer and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

4.01 Organization and Qualification; Subsidiaries. Each of Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Buyer and Merger Sub is duly qualified or licensed as a foreign corporation or organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be likely to prevent or materially delay consummation of the transactions contemplated hereby (a “Buyer Material Adverse Effect”).

4.02 Authority Relative to this Agreement. Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer and Merger Sub. Buyer and Merger Sub have duly executed and delivered this Agreement, and this Agreement constitutes (assuming due authorization, execution and delivery by the Company) its legal, valid and binding obligation, enforceable against them in accordance with its terms (except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law)).

4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Buyer and Merger Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Encumbrance upon any of the properties or assets of Buyer or Merger Sub under, any provision of (i) the charter, by-laws or other organizational documents of Buyer or Merger Sub, (ii) any Contract to which Buyer or Merger Sub is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Buyer or Merger Sub or their properties or assets, other than, in the case of clause (ii) and (iii) above, any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, any third party or Governmental Authority is required to be obtained or made by or with respect to Buyer or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filing of a pre-merger notification report under the HSR Act, (ii) the filing with the SEC of such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement and the Transactions, (iii) the filing of each Certificate of Merger with the Secretary of State of the State of Delaware and of the State of Wisconsin Department of Financial Institutions, respectively, and appropriate documents with the relevant authorities of the other jurisdictions in which Buyer or Merger Sub is qualified to do business, (iv) compliance with and filings under the Laws of any foreign jurisdictions, if and to the extent required, and (v) such other items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

4.04 Brokers. Except as set forth on Schedule 4.04 of the Buyer Disclosure Schedule, no broker, investment banker, financial advisor or other Person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or Merger Sub.

4.05 Financing. Buyer has provided the Company with (i) a fully executed commitment letter from Bank of America, N.A., Banc of America Securities LLC, Bank of America Bridge LLC, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. dated as of May 31, 2005 (collectively, the “Lender”) that has been accepted by Buyer (the “Debt Commitment Letter” and the financing to be provided thereunder, the “Debt Financing”) committing the Lender and/or its Affiliates (subject to the terms and conditions thereof) to provide the Debt Financing in support of the Transactions. Buyer has provided the Company with a fully executed commitment letter from Bain Capital Fund VIII, LP (the “Equity Commitment Letter,” and together with the Debt Commitment Letter, the “Commitment Letters”), accepted by Buyer, pursuant to which Bain Capital Fund VIII, LP has committed, subject to the terms and conditions set forth therein, to provide the cash equity financing (“Equity Financing,” and together with the Debt Financing, the “Financing”) to Buyer in connection with the Transactions. As of the date hereof, the obligations to fund the commitments under the Commitment Letters are not subject to any condition other than as set forth in the Commitment Letters or as otherwise set forth herein. Subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof, except as set forth in Section 4.05 of the Buyer Disclosure Schedule, as of the date hereof, neither Buyer nor Merger Sub is aware of any fact or occurrence existing that makes any of the assumptions or statements set forth in the Commitment Letters inaccurate, that causes the Commitment Letters to be ineffective or that precludes the satisfaction of the conditions set forth in the Commitment Letters. To the knowledge of Buyer and Merger Sub, the Commitment Letters have been duly executed by all parties thereto and are in full force and effect as of the date hereof. All commitment and other fees required to be paid under the Commitment Letters on or prior to the date hereof have been paid. Assuming the funding of the Financing under the Commitment Letters in accordance with the terms thereof and the terms of this Agreement and the accuracy of the representations and warranties set forth in Article III hereof, Buyer will have available to it at Closing funds sufficient to pay the aggregate Merger Consideration, Option Amount, amounts required to refinance the Company’s indebtedness as contemplated by the Debt Commitment Letter, and pay all fees and expenses to be paid by Buyer, the Company or any of their respective Affiliates related to the Transactions and contemplated hereby.

4.06 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Buyer or Merger Sub, threatened, against Buyer or Merger Sub or any of their respective Affiliates before any Governmental Authority that could reasonably be expected to materially delay or prevent the consummation of the Transactions. As of the date hereof, neither Buyer, Merger Sub nor any of their respective Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Buyer and Merger Sub, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that could reasonably be expected to materially delay or prevent the consummation of the Transactions.

4.07 Operations of Buyer and Merger Sub. Buyer and Merger Sub were formed solely for the purpose of engaging in the Transactions contemplated by this Agreement and have not, other than in connection with the transactions contemplated hereby or other than those incidental to its organization, maintenance of corporate existence, and the Transactions, (i) engaged in any business activities, (ii) conducted any operations, (iii) incurred any liabilities or (iv) owned any assets or property.

4.08 Ownership of Company Common Stock. As of the date hereof, neither Buyer nor Merger Sub is the beneficial owner of any shares of Company Common Stock. Except as may be contemplated by any agreement between Buyer and the Company’s executive officers executed prior to Closing for a number of shares not to exceed the amounts set forth in Section 4.08 of the Company Disclosure Schedule, neither Buyer nor Merger Sub will be the beneficial owner of any shares of Company Common Stock as of the Closing Date.

ARTICLE V

COVENANTS AND AGREEMENTS

5.01 Conduct of Business. Except with the prior written consent of Buyer or referred to in Section 5.01 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company shall observe the following covenants:

(a) Affirmative Covenants Pending Closing. The Company shall:

(i) Preservation of Personnel. Use its commercially reasonable efforts to preserve intact and keep available the services of present employees of the Company and the Subsidiaries;

(ii) Insurance. Use commercially reasonable efforts to keep in effect casualty, public liability, worker’s compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of this Agreement;

(iii) Preservation of the Business; Maintenance of Properties, Contracts. Use commercially reasonable efforts to preserve the Business, to develop, commercialize and pursue any regulatory approvals for products of the Company and the Subsidiaries and to advertise, promote and market the products of the Company and the Subsidiaries, and use commercially reasonable efforts to keep the Company’s and the Subsidiaries’ properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of the Business on a basis consistent with past practice, and to perform and comply in all material respects with the terms of the Material Contracts;

(iv) Intellectual Property Rights. Use its commercially reasonable efforts to preserve and protect all Intellectual Property rights of the Company and the Subsidiaries;

(v) Ordinary Course of Business. Operate the Business in the ordinary course consistent with past practices;

(vi) Company Options. Take all reasonable actions necessary with respect to Company Options to effectuate the terms of this Agreement, provided, however, that Buyer shall have the right to approve any agreements to modify material terms of the underlying instruments; and

(vii) Strategic Decisions. Consult with Buyer prior to taking any action or entering into any transaction that may be of strategic importance to the Company or any Subsidiary.

(b) Negative Covenants Pending Closing. The Company shall not:

(i) amend or otherwise change its Articles of Incorporation or Bylaws or elect or appoint any new directors or officers;

(ii) issue, sell, pledge, dispose of, grant, encumber or otherwise subject to any Encumbrance, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of or subjection to such Encumbrance, (a) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, rights, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on the date hereof in accordance with the terms of such securities and the issuance of Shares issuable upon the conversion of the Convertible Notes in accordance with the terms of the Indenture governing such notes), (b) any material assets of the Company or any Subsidiary, except for dispositions of inventory in the ordinary course of business and in a manner consistent with past practice, and except for Encumbrances set forth in Section 5.01(b)(ii) of the Company Disclosure Schedule;

(iii) make any change in the number of shares of its capital stock authorized, issued or outstanding (other than issuances of shares in connection with the exercise of Company Options outstanding on the date hereof) or grant or accelerate the exercisability of any option, warrant or other right to purchase shares of its capital stock, other than in the case of options, acceleration in accordance with the terms of such options in effect as of the date hereof in connection with the Transactions;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary to the Company or any other Subsidiary;

(v) (a) reclassify, combine, split or subdivide any of its capital stock or issue or authorize any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (b) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, other equity interests or other securities of the Company or any Subsidiary;

(vi) (a) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination), or enter into any memorandum of understanding, letter of intent or other agreement, arrangement or understanding to acquire, any corporation, partnership, other business organization or any division thereof; (b) repurchase, repay, cancel or incur any indebtedness (other than bonds and other similar instruments supporting performance obligations incurred in the ordinary course of business, consistent with past practice), or issue any debt securities or assume or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets except under and in compliance with the Company’s debt obligations under the agreements listed in Section 5.01(b)(vi) of the Company Disclosure Schedule, in the ordinary course of business, consistent with past practice; (c) except in accordance with the Company’s Fiscal 2006 Capital Budget provided to Buyer on the date hereof, authorize, or make any commitment with respect to, any capital expenditure or acquire any property or asset in excess of $350,000 individually, but in no event to exceed $1,000,000 in the aggregate; (d) enter into any new line of business; or (e) make investments in Persons other than wholly owned subsidiaries;

(vii) (a) sell or transfer, or mortgage, pledge, lease, license or otherwise encumber any material Intellectual Property rights (except for Encumbrances set forth in Section 5.01(b)(vii) of the Company Disclosure Schedule), or (b) fail to pay any fee, take any action or make any filing reasonably necessary to maintain material Intellectual Property of the Company;

(viii) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);

(ix) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company or any Subsidiary is a party and which relates to a business combination involving the Company or any of the Subsidiaries, except with respect to limited waivers of standstills, as specifically contemplated by Section 5.06(b);

(x) Except as set forth in Section 5.01(b)(x) of the Company Disclosure Schedule, (a) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers or employees, except for increases in compensation of employees who are not directors or officers in the ordinary course of business and in a manner consistent with past practice; (b) grant any retention, severance or termination pay to, or enter into or amend any employment, bonus, change of control, severance or other agreement with, any current or former director, officer or other employee of the Company or of any Subsidiary; (c) establish, adopt, enter into, terminate or amend any collective bargaining arrangement or Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement for the benefit of any director, officer or employee except as required by Law; or (d) grant any equity or equity-based awards;

(xi) make any change (or file any such change) in any method of Tax accounting or make, change or rescind any material Tax election, settle or compromise any material Tax liability, file any material amended Tax Return (except as required by Law), enter any closing agreement relating to Taxes, or waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business, consistent with past practice);

(xii) except as disclosed in the Company SEC Reports filed prior to the date hereof or as required by a Governmental Authority (including the Financial Accounting Standards Board or any similar organization (“FASB”)), make any change to its methods of accounting in effect at April 24, 2004, except as required by changes in GAAP or Regulation S-X of the Exchange Act (as required by the Company’s independent public accountants) or as may be required by a change in applicable Law;

(xiii) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and the Subsidiaries, taken as a whole, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP or FASB;

(xiv) pay, discharge, waive, settle or satisfy any claim, liability or obligation that is not an Action (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, waiver, settlement or satisfaction, in the ordinary course of business and consistent in amount and kind with past practice;

(xv) pay, discharge, waive, release, assign, settle or compromise any pending or threatened Action (i) in respect of any matter requiring payment by the Company or any Subsidiary in excess of $200,000 individually or $500,000 in the aggregate or entailing any admission of liability by the Company or any Subsidiary or any material non-monetary relief against the Company or any Subsidiary, or (ii) that is brought by any current, former or purported holder of any securities of the Company or any Subsidiary in its capacity as such;

(xvi) other than in the ordinary course of business, in a manner consistent with past practice and on terms not materially adverse to the Company and the Subsidiaries taken as a whole, (a) enter into, amend, modify, cancel or consent to the termination of any Material Contract or any Contract that would be a Material Contract if in effect on the date of this Agreement; or (b) amend, waive, modify, cancel or consent to the termination of the Company’s or any Subsidiary’s rights thereunder;

(xvii) amend, modify or waive any of the Company’s existing takeover defenses or take any action to render any state takeover statutes inapplicable to any transaction other than the transactions contemplated by this Agreement;

(xviii) (a) take any action to cause its representations and warranties set forth in Article III to be untrue in any material respect; (b) take any action that would reasonably be likely to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement; or (c) take any action that would have or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(xix) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

(c) Control of the Company’s Business. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

5.02 Corporate Examinations and Investigations. Prior to the Effective Time, Buyer (including its officers, directors, employees, accountants, consultants, legal counsel, financing sources, agents and other representatives) shall be entitled to have such access to the officers, employees, agents, assets, properties, business, operations, books, records, commitments and contracts of the Company and the Subsidiaries as is reasonably necessary or appropriate in connection with Buyer’s investigation of the Company with respect to the transactions contemplated hereby. Any such investigation and examination shall be conducted at reasonable times during business hours upon reasonable advance notice and under reasonable circumstances so as to minimize any disruption to or impairment of the Business and the Company shall cooperate fully therein. Without limiting the foregoing, Buyer and its Representatives shall be allowed to conduct visual inspections, take measurements, make surveys, conduct a Phase I environmental investigation of the Company, its Subsidiaries and their properties, but shall not be allowed, absent the prior written approval of the Company, to perform any environmental sampling or analysis of the sort commonly referred to as a Phase II environmental investigation. No investigation by Buyer shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement. In order that Buyer may have full opportunity to make such investigation, the Company shall furnish the representatives of Buyer during such period with all such information and copies of such documents concerning the affairs of the Company and the Subsidiaries as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives in connection with such investigation. The information and documents so provided shall be subject to the terms of the Confidentiality Agreement (as defined in Section 5.06(a)); provided, that Buyer and its representatives shall be permitted to disclose information as necessary and consistent with customary practice in connection with the Financing.

5.03 Further Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things reasonably necessary, proper or advisable to bring about the accuracy of the other party’s conditions to closing set forth herein, in the most expeditious manner practicable, including without limitation, if applicable, (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authorities, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including, when reasonable, seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall, at the request of Buyer: (i) take all action within its power reasonably requested by Buyer as necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement and the transactions contemplated hereby, and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the transactions contemplated hereby, take all action within its power reasonably requested by Buyer as necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the transactions contemplated hereby. Nothing in this Agreement shall be deemed to require any party to waive any provision of this Agreement or any other substantial rights or agree to any substantial limitation on its operations or to dispose of any significant asset or collection of assets.

(b) As soon as is reasonably practicable, the Company and Buyer each shall file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) any Notification and Report Forms relating to the Merger required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification and control laws and regulations of any other applicable jurisdiction, as agreed to by the parties. The Company and Buyer each shall promptly (i) supply the other with any information which may be reasonably required in order to make such filings and (ii) supply any additional information which may be requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties reasonably deem appropriate.

5.04 Preparation of Proxy Statement; Shareholders Meeting.

(a) As promptly as practicable following the date of this Agreement, (i) the Company shall prepare and file with the SEC the preliminary Proxy Statement, and (ii) each of the Company and Buyer shall, or shall cause their respective Affiliates to, prepare and file with the SEC all other filings that are required to be filed by such party in connection with the transactions contemplated hereby (the “Other Filings”). Each of the Company and Buyer shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or, to the extent applicable, the Other Filings, or that is customarily included in proxy statements or other filings prepared in connection with transactions of the type contemplated by this Agreement. Each of the Company and Buyer shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement or the Other Filings, and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the date of this Agreement. Each party shall promptly notify the other party upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Other Filings and shall provide the other party with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand relating to the Proxy Statement or the Other Filings. If at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Buyer or any of their respective Affiliates, officers or directors, should be discovered by the Company or Buyer which should be set forth in an amendment or supplement to the Proxy Statement or the Other Filings, so that the Proxy Statement or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing the Other Filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and, unless there has been a Change of Recommendation pursuant to 5.06(c) and termination in accordance with the termination provisions hereof, shall include in such document or response comments reasonably proposed by the other party. Subject to Section 5.06(c), (x) the Proxy Statement shall contain the recommendation of the Company Board that the shareholders of the Company vote to adopt and approve this Agreement and the Merger and (y) if requested to do so by Buyer at any time prior to the Company Shareholders’ Meeting (as defined in Section 5.04(b)) and subject to compliance with applicable Laws, if there shall have been publicly announced an alternative Acquisition Proposal, the Company Board shall within a five days following such request (and in any event prior to the Company Shareholders’ Meeting) publicly reaffirm such recommendation and/or shall publicly announce that it is not recommending that the shareholders of the Company accept an alternative Acquisition Proposal.

(b) The Company shall duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”), as promptly as reasonably practicable after the date of this Agreement for the purpose of voting upon the adoption of this Agreement.

(c) Buyer shall cause any and all shares of the Company Common Stock owned by Buyer to be voted in favor of the approval of this Agreement.

(d) Subject to Section 5.06(c), the Company will use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NASDAQ or applicable Law to obtain such approvals. Unless this Agreement shall have been terminated in accordance with Section 9.01, nothing contained in herein shall limit the Company’s obligation to convene and hold the Company Shareholders’ Meeting, regardless of whether the Company Board has effected a Change of Recommendation.

(e) The information supplied by Buyer for inclusion in the Proxy Statement or Other Filings shall not, at (i) the time filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) or Other Filing is first mailed to the shareholders of the Company, (iii) the time of the Company Shareholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Buyer, or its officers or directors, that should be set forth in an amendment or a supplement to the Proxy Statement or Other Filings should be discovered by Buyer, Buyer shall promptly inform the Company thereof. All documents that Buyer is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(f) The information supplied by the Company for inclusion in the Proxy Statement or Other Filings shall not, at (i) the time filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) or Other Filing is first mailed to the shareholders of the Company, (iii) the time of the Company Shareholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Subsidiary, or their respective officers or directors, that should be set forth in an amendment or a supplement to the Proxy Statement or Other Filing should be discovered by the Company, the Company shall promptly inform Buyer. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

5.05 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Buyer and the Company. Thereafter, each of Buyer and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger, except to the extent public disclosure is required by applicable Law or the requirements of NASDAQ, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

5.06 No Solicitation.

(a) The Company agrees that neither it nor any Subsidiary shall, nor shall it authorize or permit the officers, directors, employees, accountants, consultants, legal counsel, financial advisors (including without limitation, Morgan Stanley & Co. Incorporated and its Affiliates), financing sources, agents and other representatives (collectively, “Representatives”) of the Company or the Subsidiaries to, directly or indirectly, (i) solicit, initiate, propose, encourage or take any action to facilitate the submission of any Acquisition Proposal, (ii) initiate or participate in any discussions or negotiations regarding, or furnish or disclose to any Person (other than Buyer or its Representatives) any information in connection with, or which would be reasonably expected to result in, any Acquisition Proposal, or (iii) take any action (A) to exempt any Person from the restrictions contained in Section 180.1140 to 180.1144 of the WBCL (or any similar provision) or otherwise cause such restrictions not to apply; provided, however, that, at any time prior to September 13, 2005, nothing contained in this Agreement shall prevent the Company or the Company Board (or any committee thereof) from furnishing information to, or engaging in negotiations or discussions with, any Person in connection with an unsolicited bona fide written Acquisition Proposal by such Person received after the date hereof, if and only to the extent that prior to taking such action the Special Committee (A) determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) that (I) such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, which Acquisition Proposal was not, directly or indirectly, the result of a breach of this Section 5.06, and (II) it is required to do so in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law, and (B) receives from such Person an executed confidentiality agreement, the terms of which are substantially similar to and no less favorable to the Company than those contained in the Confidentiality Agreement dated as of December 8, 2004 between Bain Capital Partners, LLC and the Company (the “Confidentiality Agreement”).

(b) The Company shall notify Buyer as promptly as practicable (and in any event within 24 hours) orally and as soon as practicable thereafter in writing of the receipt by the Company or any of the Subsidiaries, or any of its or their respective Representatives, of any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding any Acquisition Proposal, specifying the material terms and conditions thereof and the identity of the party making such request, Acquisition Proposal or inquiry. The Company shall keep Buyer reasonably informed of the status of any such discussions or negotiations and of any modifications to such inquiries, proposals or offers (the Company agreeing that it shall not, and shall cause the Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to Buyer), and shall promptly (and in any event within 24 hours) provide to Buyer a copy of all written inquiries, proposals or offers, requests for information or requests for discussions or negotiations from any other Person and all written due diligence materials subsequently provided by the Company or any Subsidiary in connection with the Acquisition Proposal, request or inquiry that the Buyer was not previously provided. The Company agrees that neither it nor any of the Subsidiaries shall terminate, waive, release, amend or modify any provision of any existing standstill or confidentiality or similar agreement to which it or any of the Subsidiaries or their respective Affiliates or Representatives is a party and that it and the Subsidiaries shall enforce the provisions of any such agreement; provided, however, that if requested to do so by a third party desiring to submit an Acquisition Proposal, the Company may waive any existing standstill provisions (i) if the Special Committee determines in good faith, after consultation with its outside legal counsel, that it is required to do so in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law and (ii) solely to the extent necessary and for the limited purpose of permitting such Person to submit an unsolicited bona fide Acquisition Proposal hereunder. The Company shall, and shall cause the Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to, or that are intended by the Company or its Representatives to or would be reasonably expected by the Company or its Representatives to result in, any Acquisition Proposal as of the date hereof, and shall inform its and the Subsidiaries’ Representatives of the obligations undertaken in this Section 5.06. To the extent that it has not already done so, the Company agrees that promptly following the execution of this Agreement, it shall request each Person (i) with whom the Company or any Subsidiary has had any discussion regarding a potential Acquisition Proposal during the twelve (12) months prior to the date of this Agreement or (ii) which has heretofore executed a confidentiality agreement with the Company or any Subsidiary in connection with a potential Acquisition Proposal during the twelve (12) months prior to the date of this Agreement, to return or destroy (and the Company shall use commercially reasonable efforts to cause any such destruction to be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.

(c) Except as set forth in this Section 5.06(c), the Company Board (or any committee thereof) shall not, and shall not publicly propose to, (i) withdraw, modify or change, in a manner adverse to Buyer, the unanimous approval or recommendation of this Agreement and the Transactions by the Company Board (or any committee thereof); (ii) approve, adopt or recommend any Acquisition Proposal; or (iii) approve or recommend, or allow the Company or any Subsidiary to enter into, any letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, acquisition agreement or other similar agreement constituting or related to, or that is intended to or would be reasonably expected to result in, any Acquisition Proposal (other than a confidentiality agreement referred to in and as permitted by Section 5.06(a)). Notwithstanding the foregoing, prior to September 13, 2005, (I) in response to the receipt of an unsolicited bona fide written Acquisition Proposal, if the Company Board (A) determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) that such Acquisition Proposal is a Superior Proposal, (B) determines in good faith (after consultation with its outside legal counsel) that it is required to do so in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law and (C) is not otherwise in violation under this Section 5.06, or (II) other than in connection with an Acquisition Proposal, if the Company Board determines in good faith (after consultation with its outside legal counsel) that it is required to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law and is not otherwise in violation under this Section 5.06, then the Company Board may, in connection with such Superior Proposal in case of clause (I), or otherwise in the case of clause (II), withdraw, modify or change the Company Board Recommendation (either event described in the foregoing clauses (I) and (II), a “Change of Recommendation”); provided, that the Company Board shall not effect a Change of Recommendation after September 13, 2005; provided, further, that the Company Board shall not in any event effect a Change of Recommendation pursuant to clause (I) unless the Company has (x) provided a timely written notice to Buyer (“Notice of Superior Proposal”), advising Buyer that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and a new three business day period), (y) negotiated during the three business day period following Buyer’s receipt of the Notice of Superior Proposal in good faith with Buyer (to the extent Buyer wishes to negotiate) to enable Buyer to make a counter-offer so the Superior Proposal is no longer a Superior Proposal and (z) terminated this Agreement pursuant to Section 9.01(h) and otherwise complied with Section 9.03; and provided, further, that the Company Board shall not effect a Change in Recommendation pursuant to clause (II) above unless the Company has provided a written notice to Buyer at least three business days prior to such Change in Recommendation.

(d) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that neither the Company nor the Company Board (nor any committee thereof) shall (x) (i) recommend that the shareholders of the Company tender their Shares in connection with any such tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) or (ii) withdraw or modify the Company Board Recommendation, unless in each case the requirements of Section 5.06(c) shall have been satisfied, or (y) otherwise take, agree or resolve to take, any action prohibited by Section 5.06(c).

(e) “Acquisition Proposal” means any proposal or offer (including any proposal from or to the Company’s shareholders) from any Person or group other than Buyer relating to (1) any direct or indirect acquisition, sale or other disposition, in a single transaction or a series of transactions, of (A) 20% or more of the fair market value of the assets (including rights and capital stock of the Company’s subsidiaries) of the Company and the Subsidiaries, taken as a whole (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise) or (B) 20% or more of any class of equity securities of the Company or 20% or more of the aggregate outstanding voting securities of the Company; (2) any tender offer (including a self-tender offer) or exchange offer, as defined pursuant to the Exchange Act, that if consummated, would result in any Person or group beneficially owning 20% or more of any class of equity securities of the Company or any of the Subsidiaries or the filing with the SEC of a Schedule TO or a registration statement under the Securities Act in connection with any such tender offer or exchange offer; or (3) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or the Subsidiaries.

(f) “Superior Proposal” means any bona fide written Acquisition Proposal not solicited or initiated in violation of Section 5.06(a): (1) which relates to at least eighty percent (80%) of the outstanding Shares or all or substantially all of the assets of the Company and the Subsidiaries taken as a whole, (2) which is on terms that the Company Board determines in its good faith judgment (after consultation with its financial advisor and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company’s shareholders (in their capacities as shareholders) from a financial point of view than this Agreement (taking into account any alterations to this Agreement agreed to in writing by Buyer in response thereto) and (3) which the Company Board determines in its good faith judgment after consultation with its outside counsel and a financial advisor of nationally recognized reputation is reasonably capable of being consummated by December 31, 2005, taking into account all legal and regulatory aspects of the proposal.

5.07 Notification of Certain Matters. Between the date hereof and the Closing Date, Company shall give prompt notice to Buyer, and Buyer shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event or circumstance the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate if made at such time and (b) any failure of the Company or Buyer, as the case may be, to comply with or satisfy any of such party’s covenants, conditions or agreements to be complied with or satisfied by it hereunder; provided, however, that the delivery or non-delivery of any notice required to be sent pursuant to this Section 5.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. In addition, the Company shall give prompt written notice to Buyer, and Buyer shall give prompt written notice to the Company, of any notice or other communication (i) from any Person and the response thereto of the Company or the Subsidiaries or Buyer, as the case may be, or its or their Representatives alleging that the consent of such Person is or may be required in connection with this Agreement or the Merger, (ii) from any Governmental Authority and the response thereto of the Company or the Subsidiaries or Buyer, as the case may be, or its or their Representatives in connection with this Agreement or the Merger, and (iii) from or to the SEC.

5.08 Employee Matters. For a period of not less than one year following the Closing Date, the Surviving Corporation shall provide all individuals who are employees of the Company and the Subsidiaries on the Closing Date (an “Employee”), while employed by the Company and the Subsidiaries, with employee benefits, base compensation and incentive compensation opportunities (other than equity based compensation, benefits and opportunities) which are substantially comparable in the aggregate to those provided to such Employees as of the date of this Agreement. Nothing contained in this Section 5.08 shall be deemed to grant any such Employee any right to continued employment after the Closing Date. Each such Employee shall receive credit for purposes of eligibility and vesting (but not for the purposes of determining the amount of any benefits with respect to any employee benefit plan established after the Closing Date) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or its subsidiaries under which each Employee may be eligible to participate on or after the Closing Date to the same extent recognized by the Company or any of the Subsidiaries under comparable plans immediately prior to the Closing Date; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit. Any preexisting condition clause in a medical, dental or disability plan established or maintained by the Surviving Corporation after the Closing Date (each a “Surviving Corporation Welfare Benefit Plan”) shall be waived, to the extent it would have been waived under the corresponding Employee Plan for the Employees (other than pre-existing conditions that are already in effect with respect to the Employees, to the extent permitted by Law). Subject to the preceding sentence, nothing in this Agreement shall be interpreted as limiting the power of the Surviving Corporation to amend or terminate any particular Surviving Corporation Welfare Benefit Plan or any other particular employee benefit plan, program, agreement or policy, or as requiring the Surviving Corporation to offer to continue the employment of any employee of the Company or its Subsidiaries for any period of time or to offer to continue (other than as required by its written terms) any Employee Plan.

5.09 Indemnification.

(a) Upon and subject to the occurrence of the Effective Time, until the six year anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director or officer (including any director or officer who serves or served in a fiduciary capacity of any Employee Plan) of the Company and the Subsidiaries (the “Indemnified Parties”) against all costs and expenses (including attorney’s fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement from any claim, action, suit, proceeding or investigation arising after the date hereof (whether arising before or after the Effective Time) involving any act or omission taken in their capacity as an officer or director and occurring on or before the Effective Time, including in connection with the Transactions, except that the foregoing shall not apply to any act or omission that has been judicially and finally determined to involve a willful breach of this Agreement, willful misconduct, self-dealing or fraud. Upon and subject to the occurrence of the Effective Time, until the six year anniversary of the date on which the Effective Time occurs, Buyer agrees that all rights to indemnification or exculpation now existing in favor of each Indemnified Party as provided on the respective charters or by-laws of the Company and the Subsidiaries in effect as of the date hereof shall survive and remain in full force and effect with respect to actions or failures to act occurring at or prior to the Effective Time, to the extent provided for in such charters or by-laws. In the event of any claim, action, suit, proceeding or investigation covered under this Section 5.09(a), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties to represent them, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received (provided the applicable Indemnified Party provides an undertaking to repay all advanced expenses if it is finally judicially determined that such Indemnified Party is not entitled to indemnification) and (ii) the Surviving Corporation shall be entitled, but not obligated to, participate in the defense and settlement of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement agreed to or effected without the Surviving Corporation’s written consent (which consent shall not be unreasonably withheld or delayed) upon reasonable prior notice and an opportunity to participate in the discussions concerning such settlement; and provided, further, that the Surviving Corporation shall not be obligated pursuant to this Section 5.09(a) to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single action except to the extent that two or more of such Indemnified Parties shall have an actual material conflict of interest in such action.

(b) Buyer understands and agrees that, prior to the Effective Time, the Company will obtain a six-year “run-off” insurance policy that provides coverage similar to the coverage provided under the Company’s directors and officers insurance policy in effect on the date of this Agreement for the individuals who are directors and officers of the Company on the date of this Agreement for events occurring prior to the Effective Time, including in respect of the Transactions; provided, however, without Buyer’s prior written consent, the Company shall not pay more than 300% of the current annual premiums paid by the Company for such insurance to purchase such policy; and provided, further, however, that prior to purchasing any such policy, the Company shall afford Buyer the opportunity to purchase a substitute policy on terms not materially less favorable to such directors and officers; and provided, further, however, that in the event of a termination or cancellation of such “run-off” policy, the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for the remaining balance of such six-year term, up to a maximum amount of 300% of the current annual premiums paid by the Company as of the date hereof for such insurance. The Company represents that such current annual premium amount is set forth in Section 5.09(b) of the Company Disclosure Schedule.

(c) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.09, and none of the actions described in clause (i) or (ii) of this sentence shall be taken until such provision is made.

(d) The provisions of this Section 5.09 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

5.10 Certain Actions and Proceedings. Until this Agreement is terminated in accordance with Section 9.01, Buyer shall have the right to participate in the defense of any action, suit or proceeding instituted against the Company (or any of its directors or officers) before any court or Governmental Authority or threatened by any Governmental Authority or any third party, including a Company shareholder, to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions.

5.11 Financing.

(a) Buyer will use its commercially reasonable efforts to obtain the Debt Financing under the Debt Commitment Letter, or, in the event it is unavailable, substitute debt financing, and, subject to the satisfaction of all of the conditions to Buyer’s obligation to close set forth in Articles VI and VII hereof and to the following proviso, Buyer will draw down on the Bridge Loans (as defined in the Debt Commitment Letter) (if adequate funding has not been obtained through the issuance of Notes (as defined in the Debt Commitment Letter)) and the senior secured portion of the Debt Financing (with only such changes as the Lender may require without Buyer’s consent), in each case, if available, as necessary to enable the Debt Financing to be funded on or prior to October 31, 2005; provided, however, that notwithstanding any other provision of this Agreement, Buyer shall in no event be obligated to (i) waive any condition to its obligation to close pursuant to Articles VI and VII hereof; (ii) provide any consent to any changes to the Debt Financing set forth in the Debt Commitment Letter; (iii) accept any substitute financing on terms (taken in the aggregate) less favorable to Buyer than the Debt Financing would have been (assuming the application of this Section 5.11(a)); (iv) draw down on the Bridge Loans (as defined in the Debt Commitment Letter) or otherwise close under the Debt Financing set forth in the Debt Commitment Letter before October 31, 2005; (v) issue Notes, or (vi) draw down on the Bridge Loans (as defined in the Debt Commitment Letter) or otherwise close under the Debt Financing set forth in the Debt Commitment Letter if, (A) on any 3 days on or between September 15, 2005 and October 31, 2005, the Citigroup High Yield Market Index spread to worst is above 430 bps, or (B) on any 3 days on or between September 15, 2005 and October 31, 2005, 1-year LIBOR is above 4.5%, or (C) on any 3 days on or between September 15, 2005 and October 31, 2005 there is in effect any moratorium on commercial banking activities by the United States or the State of New York, or (D) since the date hereof there has been the commencement (or material escalation) of war or armed hostilities (including acts of terrorism), either within or outside the United States, or a declaration of a national emergency by the United States that has caused, on any 3 days on or between September 15, 2005 and October 31, 2005, a material disruption of commercial credit or debt capital market conditions or market conditions for leveraged loans or high yield debt securities. In the event any substitute financing is accepted by Buyer, it shall be accepted with full applicability of this Section 5.11 to the provisions of any new debt commitment letter.

(b) The Company agrees to provide, and shall cause the Subsidiaries and its and their Representatives to provide on a timely basis, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be requested by Buyer (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Buyer and its financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Buyer, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and customarily included in private placements under Rule 144A of the Securities Act to consummate the offering of senior or senior subordinated notes (including without limitation, on or prior to July 7, 2005, delivery to Buyer of the Company’s audited financial statements for fiscal year ended April 2005 and on or prior to September 2, 2005, delivery to Buyer of the SAS 100 review on the Company’s quarter ended July 30, 2005), (iii) assisting Buyer and its financing sources in the preparation of (A) an offering document for any of the Debt Financing and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Buyer and its financing sources for any of the Debt Financing and (v) providing and executing documents as may be reasonably requested by Buyer, including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters, comfort letters of accountants, consents of accountants for use of their reports in any materials relating to the Financing, legal opinions, surveys and title insurance; provided, that none of the Company or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time. All non-public or otherwise confidential information regarding the Company obtained by Buyer or its Representatives pursuant to this Section 5.11 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Buyer and its Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing.

(c) Buyer shall provide prompt written notice to the Company of the Lender’s (or one of its Affiliates’) refusal or stated intent to refuse to provide any of the financing described in the Debt Commitment Letter, and/or any other lender’s stated intent to refuse to provide the financing contemplated by any substitute Debt Financing, and, in each case, the stated reasons therefor.

5.12 Solvency Letter. The parties shall engage, at the expense of the Company, an appraisal firm of national reputation reasonably acceptable to Buyer and the Company to deliver a letter in a form reasonably acceptable to the Special Committee and addressed to the Company Board (and on which the Special Committee shall be entitled to rely), the Board of Directors of Buyer and, if requested by them, the Lender, supporting the conclusion that immediately after the Effective Time, and after giving effect to the Transactions, including the Debt Financing and the payment of the Equity Financing, the Company will be solvent (such letter, the “Solvency Letter”). Without limiting the generality of the foregoing, each of Buyer and the Company shall use their respective reasonable best efforts to (i) make available their respective officers, agents and other representatives on a customary basis and upon reasonable notice and (ii) provide or make available such information concerning the business, properties, contracts, assets and liabilities of the Company as may reasonably be requested by such appraisal firm in connection with delivering such Solvency Letter.

5.13 Resignations. The Company shall obtain and deliver to Buyer at the Closing evidence reasonably satisfactory to Buyer of the resignation effective as of the Effective Time, of those directors of the Company and the Subsidiaries designated by Buyer to the Company prior to the Closing.

5.14 Financial Information.

(a) As soon as practicable, and in any event on or before July 7, 2005, the Company shall provide to Buyer the annual audited financial statements of the Company for fiscal year ended April 2005.

(b) As soon as practicable, and in any event on or before September 2, 2005, the Company shall provide to Buyer the SAS 100 review on the Company’s quarter ended July 30, 2005.

(c) Within 10 days after the end of each fiscal month after the date hereof through the Closing Date, the Company shall deliver to Buyer monthly financial statements for the prior month.

(d) As soon as practicable after the date hereof, but in any event, prior to June 10, 2005, the Company shall have delivered to Buyer a monthly budget for the period covering the months beginning on May 1, 2005 and ending on the Outside Date.

ARTICLE VI

CONDITIONS PRECEDENT TO THE OBLIGATIONS

OF EACH PARTY TO CONSUMMATE THE MERGER

The respective obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver by consent of the other party, at or before the Effective Time, of each of the following conditions:

6.01 Shareholder Approval. Company shall have obtained the vote of holders of Company Common Stock required to adopt this Agreement in accordance with the provisions of the DGCL, the WBCL and the Articles of Incorporation and Bylaws of the Company.

6.02 Absence of Order. No temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. Buyer, Merger Sub and Company each agrees to use commercially reasonable efforts to have any such order or injunction lifted or stayed.

6.03 Regulatory Approvals. All material consents and approvals from Governmental Authorities shall have been obtained; provided, however, that the conditions of this Section 6.03 shall not apply to any party whose failure to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, such failure to obtain such approval.

6.04 HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and applicable foreign competition or merger control Laws shall have been terminated or shall have expired, and approvals under all foreign competition or merger control Laws that are reasonably determined by Buyer to be to be applicable to the Merger shall have been obtained.

6.05 Solvency Letter. The Company Board, the Board of Directors of Buyer and, if requested by them, the Lenders, shall have received the Solvency Letter referred to in Section 5.12.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF

BUYER AND MERGER SUB TO CONSUMMATE THE MERGER

The obligations of Buyer and Merger Sub to consummate the Merger are subject to the fulfillment of the following conditions, any one or more of which may be waived by Buyer:

7.01 Representations, Warranties and Covenants. Except for Sections 3.02, 3.03, 3.08(b), 3.09, 3.10(a), 3.20(b), 3.21, 3.22(b) and 3.22(c) the representations and warranties of the Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Effective Time as though such representations and warranties were made on and as of such date (other than such representations and warranties that expressly speak only as of an earlier date or time, in which case such representations and warranties shall be true and correct as of such earlier date or time), except where the failure of such representations or warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The representations and warranties of the Company contained in Sections 3.02, 3.10(a) and 3.20(b) giving effect to all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of such date (other than representations and warranties that expressly speak only as of an earlier date or time, in which case such representations and warranties shall be true and correct as of such earlier date or time). The representations and warranties of the Company contained in Sections 3.03, 3.08(b), 3.21, 3.22(b) and 3.22(c) disregarding all qualifications and exceptions contained therein relating to materiality or any similar standard or qualification, shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of such date (other than representations and warranties that expressly speak only as of an earlier date or time, in which case such representations and warranties shall be true and correct as of such earlier date or time), except where the failure of such representations or warranties to be true and correct has not resulted in and would not reasonably be expected to result in the Company, the Buyer or their respective Affiliates incurring a loss, liability, obligation, fine, penalty, Tax, damage or expense, including costs of investigation, defense and reasonable attorney’s fees (collectively, “Damages”), when taken together with all other Damages, in excess of $2 million. The representations and warranties of the Company contained in Section 3.09 disregarding all qualifications and exceptions contained therein relating to materiality or any similar standard or qualification, shall be true and correct in all material respects on and as of the Effective Time as though such representations and warranties were made on and as of such date (other than such representations and warranties that expressly speak only as of an earlier date or time, in which case such representations and warranties shall be true and correct as of such earlier date or time). Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the

Closing Date. Company shall have delivered to Buyer a certificate from its chief executive officer and chief financial officer, dated the Closing Date, to the foregoing effect.

7.02 Financing. The Debt Financing contemplated by the Debt Commitment Letters shall have been consummated on the terms set forth therein; provided, that in the event the Debt Financing contemplated in the Debt Commitment Letters shall not have been consummated on the terms set forth therein, Buyer shall have complied with its obligations under Section 5.11(a) hereof.

7.03 Pending Litigation. There shall not be threatened in writing or pending any suit, action or proceeding by any Governmental Authority against Buyer, Merger Sub or the Company, any Subsidiary, or any of their respective directors, officers or members challenging this Agreement or the transactions contemplated hereby, seeking to delay, restrain or prohibit the Merger, seeking to prohibit or impose material limitations on the ownership or operation of all or a portion of the operations or assets of the Company and the Subsidiaries (or Buyer’s direct equity ownership of the Surviving Corporation or indirect equity ownership, following the Effective Time, of the Subsidiaries) or to compel Buyer to dispose of or hold separate any material portion of the business or assets of the Company and the Subsidiaries (or any equity interest in such entities).

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATION OF

THE COMPANY TO CONSUMMATE THE MERGER

The obligation of the Company to consummate the Merger is subject to the fulfillment of the following condition, which may be waived by it:

8.01 Representations, Warranties and Covenants. The representations and warranties of Buyer and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Buyer Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Effective Time as though such representations and warranties were made on and as of such date (except to the extent such representations and warranties expressly speak only as of an earlier date or time, in which case such representations and warranties shall be true and correct as of such earlier date or time), except where the failure of such representations or warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer and Merger Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Buyer shall have delivered to the Company a certificate from its chief executive officer and chief financial officer, dated the Closing Date, to the foregoing effect.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after the shareholders of the Company adopt this Agreement:

(a) by mutual written consent duly authorized by the Boards of Directors of Buyer and the Company;

(b) by either Buyer or the Company if the Merger shall not have been consummated by October 31, 2005 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose breach of a representation or warranty hereunder or failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the Outside Date;

(c) by either Buyer or the Company if a court of competent jurisdiction or Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Buyer or the Company, if at the Company Shareholders’ Meeting (giving effect to any adjournment or postponement thereof), the requisite vote of the shareholders of the Company in favor of this Agreement and the Merger shall not have been obtained, provided, that the right to terminate this Agreement under this Section 9.01(d) shall not be available to any party whose breach of a representation or warranty hereunder or failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure to obtain such shareholder approval;

(e) by Buyer if a Triggering Event (as defined below) shall have occurred; provided, that the right to terminate this Agreement under this Section 9.01(e) pursuant to clause (iv) of the definition of “Triggering Event” shall not be available at any time after the Company shall hold the Company Shareholders’ Meeting in accordance with Section 5.04(b).

(f) by the Company, if Buyer or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would or would be reasonably expected to cause any of the conditions set forth in Sections 8.01, to not be satisfied and which breach or failure, if capable of being cured, shall not have been cured within twenty (20) business days following receipt by Buyer of written notice of such breach or failure from the Company;

(g) by Buyer, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would or would be reasonably expected to cause any of the conditions set forth in Section 7.01 to not be satisfied and which breach or failure, if capable of being cured, shall not have been cured within twenty (20)

business days following receipt by the Company of written notice of such breach or failure from Buyer; or

(h) by the Company (at any time prior to September 13, 2005) if the Company Board effects a Change of Recommendation in response to a Superior Proposal, as described in clause (I) of Section 5.06(c); provided, the Company shall have complied with the provisions and requirements of Section 5.06 of this Agreement.

For purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Company Board or any committee thereof shall for any reason have effected a Change of Recommendation; (ii) the Company shall have failed to include in the Proxy Statement the recommendation of the Company Board in favor of the adoption and approval of this Agreement and the approval of the Merger in accordance with the terms hereof; (iii) within ten (10) business days of the date any Acquisition Proposal is first published or sent or given, the Company shall have taken any position contemplated by Rule 14e-2(a) of the Exchange Act other than recommending rejection of such Acquisition Proposal; (iv) the Company shall have failed to call or hold the Company Shareholders’ Meeting in accordance with Section 5.04(b) on or prior to September 13, 2005; or (v) the Company Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal or failed to publicly reaffirm its recommendation of this Agreement and the Merger in accordance with the terms hereof.

9.02 Effect of Termination. If this Agreement is terminated as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without liability on the part of Buyer and Company and their respective directors, officers, shareholders, or members, except that (a) the provisions of Section 5.05 (relating to publicity), 5.02 and 5.11(b) (each as they specifically relate to confidentiality), 9.02, 9.03 and Article X, shall survive, and (b) no such termination shall relieve any party from liability by reason of any willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

9.03 Fees and Expenses.

(a) Except as otherwise specifically provided in this Section 9.03, whether or not the Merger is consummated, all fees and Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such fees and expenses. “Expenses” of a party, as used in this Agreement, shall include all expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on their behalf (or with respect to Buyer and Merger Sub, incurred by Buyer’s shareholders or financing sources or on their behalf) in connection with or related to the transactions contemplated hereby, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approval, financing and all other matters related to the capitalization of Buyer and Merger Sub and the closing of the Merger.

(b) If this Agreement is terminated by the Company or Buyer pursuant to Section 9.01(b) and (i) prior to the time of such termination an Acquisition Proposal had been publicly announced or otherwise communicated to the Company Board, a majority of the Company’s shareholders or the Company’s advisors and (ii) within twelve (12) months of such termination, the Company has entered into a binding agreement with respect to, or has consummated, a merger, business combination, acquisition or other such transaction, or series of such transactions (regardless of whether related to such Acquisition Proposal) of a type described in the definition of “Acquisition Proposal” in Section 5.06 hereof, substituting for purposes of this Section 9.03, 50% for all references to 20% therein (such transaction, a “Takeover Transaction”), then the Company shall pay to Buyer or its designee the Termination Fee (as defined below) and the Termination Expenses (as defined below). Payment under this Section 9.03(b) shall be made upon the earlier of the consummation of such Takeover Transaction and the ninetieth (90th) day following the entering into by the Company of the agreement to engage in such Takeover Transaction.

(c) If this Agreement is terminated by the Company or Buyer pursuant to Section 9.01(d) then:

(i) If prior to the time of such termination an Acquisition Proposal had been publicly announced or otherwise communicated to the Company Board, a majority of the Company’s shareholders or the Company’s advisors, then the Company shall pay to Buyer or its designee, upon such termination, the Termination Expenses and further, if within twelve (12) months of such termination, the Company has entered into a binding agreement with respect to, or has consummated, a Takeover Transaction, then the Company shall also pay the Termination Fee. Payment under this Section 9.03(c)(i) of the Termination Expenses shall be made upon the termination of the Agreement, and payment of the Termination Fee shall be made upon the earlier of the consummation of such Takeover Transaction and the ninetieth (90th) day following the entering into by the Company of the agreement to engage in such Takeover Transaction; and

(ii) If prior to the time of such termination an Acquisition Proposal had not been publicly announced or otherwise communicated to the Company Board, a majority of the Company’s shareholders or the Company’s advisors, but within twelve (12) months of such termination, the Company has entered into a binding agreement with respect to, or has consummated, a Takeover Transaction, then the Company shall pay the Termination Fee and Termination Expenses. Payment under this Section 9.03(c)(ii) of the Termination Fee and Termination Expenses shall be made upon the earlier of the consummation of such Takeover Transaction and the ninetieth (90th) day following the entering into by the Company of the agreement to engage in such Takeover Transaction.

(d) If this Agreement is terminated by Buyer pursuant to Section 9.01(e):

(i) under clauses (i), (ii), (iii) or (v) of the definition of “Triggering Event”, the Company shall pay to Buyer or its designee the Termination Fee and the Termination Expenses, each payable upon such termination.

(ii) under clause (iv) of the definition of “Triggering Event” and if prior to the time of such termination an Acquisition Proposal had not been publicly announced or otherwise communicated to the Company Board, a majority of the Company’s shareholders or the Company’s advisor, then the Company shall pay to Buyer or its designee, upon such termination, the Termination Expenses and further, if the Company shall not have complied with its obligations under Section 5.04, then the Company shall also pay the Termination Fee. Payment under this Section 9.03(d)(ii) of the Termination Expenses and if payable, the Termination Fee shall be made upon the termination of the Agreement.

(iii) under clause (iv) of the definition of “Triggering Event” and if prior to the time of such termination an Acquisition Proposal had been publicly announced or otherwise communicated to the Company Board, a majority of the Company’s shareholders or the Company’s advisor, then the Company shall pay to Buyer or its designee, upon such termination, the Termination Expenses and further, if within twelve (12) months of such termination, the Company has entered into a binding agreement with respect to, or has consummated, a Takeover Transaction, then the Company shall also pay the Termination Fee. Payment under this Section 9.03(d)(iii) of the Termination Expenses shall be made upon the termination of the Agreement, and payment of the Termination Fee shall be made upon the earlier of the consummation of such Takeover Transaction and the ninetieth (90th) day following the entering into by the Company of the agreement to engage in such Takeover Transaction.

(e) If this Agreement is terminated by Buyer pursuant to Section 9.01(g), then the Company shall pay to Buyer or its designee, upon such termination, the Termination Expenses and further, if (i) the breach or failure to perform that is the basis for the termination under Section 9.01(g) was willful or intentional on the part of the Company, (ii) prior to the time of such termination an Acquisition Proposal had been publicly announced or otherwise communicated to the Company Board, a majority of the Company’s shareholders or the Company’s advisors and (iii) within twelve (12) months of such termination, the Company has entered into a binding agreement with respect to, or has consummated, a Takeover Transaction, then the Company shall also pay the Company Termination Fee. Payment under this Section 9.03(e) of the Termination Expenses shall be made upon the termination of the Agreement, and payment of the Termination Fee shall be made upon the earlier of the consummation of such Takeover Transaction and the ninetieth (90th) day following the entering into by the Company of the agreement to engage in such Takeover Transaction.

(f) If this Agreement is terminated by the Company pursuant to Section 9.01(h), the Company shall pay to Buyer or its designee the Termination Fee and the Termination Expenses, each payable upon such termination.

(g) All amounts due under Sections 9.03(b) through (f) shall be payable by wire transfer in immediately available funds to Buyer or to such other Person as Buyer may designate in writing to the Company. If the Company fails to promptly make any payment required under this Section 9.03 and Buyer commences a suit to collect such payment, the Company shall indemnify Buyer or its designee, as the case may be, for its fees and expenses (including attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate of Bank of America, N.A. (or its successors or assigns) in effect on the date the payment was payable pursuant to this Section 9.03.

(h) For purposes of this Agreement, “Termination Fee” means an amount equal to $34,000,000.

(i) For purposes of this Agreement, “Termination Expenses” means an amount, not to exceed $10,000,000, equal to the reasonable and documented out-of-pocket Expenses of Buyer.

ARTICLE X

MISCELLANEOUS

10.01 No Survival. None of the representations and warranties contained herein shall survive the Effective Time.

10.02 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a)	if to Buyer or Merger Sub, to:

LBW Holding, Inc.

111 Huntington Avenue

Boston, MA 02199

Attention: Mr. Mark Nunnelly

Telephone: (617) 516-2000

Facsimile:  (617) 516-2010

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Attn:   R. Newcomb Stillwell, Esq.

Shari H. Wolkon, Esq.

Telephone: (617) 951-7316

Facsimile:  (617) 951-7050

(b)	if to the Company, to:

School Specialty, Inc.

W6316 Design Drive

Greenville, Wisconsin 54942

Attention: David J. Vander Zanden, Chief Executive Officer

Telephone: (920) 882-5602

Facsimile:  (920) 882-5863

with a copy (which shall not constitute notice) to:

Franzoi & Franzoi, SC

514 Racine Street

Menasha, WI 54952

Attn: Joseph Franzoi, Esq.

Telephone: (920) 725-3916

Facsimile:  (920) 725 0998

(c)	if to the Special Committee, to:

Mr. Leo C. McKenna, Chairman

34 South Main Street

Hanover, New Hampshire 03755

Telephone: (603) 643-9000

Facsimile:  (603) 643-1467

with a copy (which shall not constitute notice) to:

Sidley Austin Brown & Wood LLP

Bank One Plaza

10 South Dearborn Street

Chicago, IL 60603

Attn:   Thomas A. Cole, Esq.

Jon A. Ballis, Esq.

Telephone: (312) 853-7000

Facsimile:  (312) 853-7036

Any party may by notice given in accordance with this Section 10.02 to the other parties designate another address or Person for receipt of notices hereunder.

10.03 Entire Agreement. This Agreement contains the entire agreement between the parties and their Affiliates with respect to the Merger and related transactions, and supersedes all prior agreements, written or oral, between the parties with respect thereto, other than the Confidentiality Agreement, which shall survive execution of this Agreement and any termination of this Agreement; provided, that if any term of the Confidentiality Agreement shall conflict with the terms of this Agreement, this Agreement shall control.

10.04 Governing Law. This Agreement and any related disputes shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflict of law provisions, except to the extent that the laws of the State of Delaware and the State of Wisconsin apply to the Merger and the rights of the Company and Merger Sub shareholders relative to the Merger.

10.05 Binding Effect; No Assignment; No Third-Party Beneficiaries. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that Buyer or Merger Sub may (a) assign any or all of its rights and interests hereunder to one or more of their Affiliates or to any provider of the Financing and (b) designate one or more of their Affiliates to perform its obligations hereunder, in each case, so long as neither Buyer nor Merger Sub is relieved of any of its obligations hereunder. Except as expressly provided in Section 5.09, this Agreement is for the sole benefit of the parties and their permitted successors and assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and assignees, any legal or equitable rights hereunder.

10.06 Amendments and Waivers. This Agreement may be amended at any time before or after adoption of this Agreement by the shareholders of the Company by an instrument signed by each of the parties hereto; provided, however, that after adoption of this Agreement by the shareholders of the Company, without the further approval of the shareholders of the Company, no amendment may be made that (a) alters or changes the amount or kind of consideration to be received as provided in Section 2.01(a), (b) alters or changes any term of the Articles of Incorporation of the Surviving Corporation or (c) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the shareholders of the Company. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Buyer, Merger Sub and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation or, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

10.07 Schedules; Listed Documents, etc. The description or listing of a matter, event or thing within the Company Disclosure Schedule or the Buyer Disclosure Schedule (whether in response for a description or listing of material items or otherwise) shall not be deemed an admission or acknowledgment that such matter, event or thing is “material.” The parties agree that matters disclosed pursuant to one section of the Company Disclosure Schedule shall be deemed disclosed with respect to any other section of the Company Disclosure Schedule where it is reasonably apparent that the matters so disclosed are applicable to such other sections.

10.08 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties intend that each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

10.09 Certain Definitions. For purposes of this Agreement the following terms shall have the definitions set forth below.

(a) “Action” means any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority.

(b) “Affiliate” means, with respect to a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

(c) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit agreement or otherwise.

(d) “Employee Plan” means any plan, program, agreement, policy or arrangement, whether or not reduced to writing, that is: (1) a welfare benefit plan within the meaning of Section 3(1) of ERISA (a “Welfare Plan”), (2) a pension benefit plan within the meaning of Section 3(2) of ERISA (a “Pension Plan”), (3) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan; or (4) any other deferred compensation, change-in-control, retention, severance, retirement, welfare-benefit, bonus, incentive, fringe benefit or other similar plan.

(e) “Encumbrance” means any charge, claim, community or other marital property interest, condition, equitable interest, lien, license, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership

(f) “ERISA” means the federal Employee Retirement Income Security Act of 1974, as amended and all rules, regulations and interpretations thereunder.

(g) “knowledge of the Buyer” means the actual knowledge, after reasonable investigation, of the Buyer and the officers of the Buyer.

(h) “knowledge of the Company” means the actual knowledge, after reasonable investigation, of David J. Vander Zanden, Mary Kabacinski, Brent Pulsipher, Stephen R. Christiansen and James Buhl.

(i) “Ordinary Course Contracts” means printer contracts, contracts for the purchase of paper, catalog production, purchase orders, bid contracts for school districts and transportation contracts, in each case, entered into in the ordinary course of business, consistent with past practice.

(j) “Person” means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

10.10 Section Headings. The headings of Sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement.

10.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

10.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

10.13 Jurisdiction; Venue; Service of Process.

(a) Jurisdiction. Each party, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in the Southern District of the State of New York for the purpose of any Action between the parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) Venue. Each party agrees that for any Action between the parties arising in whole or in part under or in connection with this Agreement, such party bring Actions only in the Borough of Manhattan. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) Service of Process. Each party hereby (a) consents to service of process in any Action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.02, will constitute good and valid service of process in any such Action and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

10.14 Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

10.15 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN

EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger under seal as of the date first stated above.

SCHOOL SPECIALTY, INC.

By	/s/ LEO C. MCKENNA
	Name:	Leo C. McKenna
	Title:	Chairman

LBW HOLDINGS, INC.

By	/s/ MARK NUNNELLY
	Name:	Mark Nunnelly
	Title:	President

LBW ACQUISITION, INC.

By	/s/ MARK NUNNELLY
	Name:	Mark Nunnelly
	Title:	President